Exhibit 99.2

LOAN AND SECURITY AGREEMENT

THIS LOAN AND SECURITY AGREEMENT (this “Agreement”), dated as of December 14, 2017, is made by and among ROSETTA GENOMICS INC., a Delaware corporation (the “Borrower”), ROSETTA GENOMICS, LTD., a company incorporated under the Laws of the State of Israel (“Rosetta”), MINUET DIAGNOSTICS, INC., a Delaware corporation (“Minuet”), and CYNOGEN INC., a Delaware corporation (“Cynogen”, together with Rosetta and Minuet, each a “Guarantor” and collectively, jointly and severally, the “Guarantors”; and together with Borrower, each a “Credit Party” and collectively, jointly and severally, the “Credit Parties”), and GENOPTIX, INC., as Lender (in such capacity, together with its successors and assigns, if any, in such capacity, “Lender”).

WHEREAS, pursuant to that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), made by and between Genoptix, Inc. (in such capacity, “Parent”), Parent on behalf of Stone Merger Sub Ltd. (or any other name approved by the Registrar of Companies of the State of Israel), a company in formation in accordance with the Laws of the State of Israel (“Merger Sub”), and a wholly owned subsidiary of Parent, and Rosetta, Merger Sub will be merged with and into Rosetta, with Rosetta continuing as the surviving entity, and as a wholly owned subsidiary of Parent, pursuant to the terms and conditions set forth therein (the “Proposed Merger”); and

WHEREAS, Rosetta desires that the Borrower borrow funds from Lender prior to consummation of the Proposed Merger, in order to finance certain business expenses as described herein.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in consideration of the mutual promises herein made, Lender, Borrower, and the Guarantors, intending to be legally bound, agree as follows:

1.            Loan and Terms of Payment.

(a)          Loan Commitment.

i.	Subject to the terms and conditions of this Agreement, Lender hereby agrees to make term loans to Borrower (each, a “Loan” and collectively, “Loans”) during the period from the date of this Agreement up to the first to occur of (u) March 31, 2018, (v) the date on which the Merger (as defined in the Merger Agreement) is consummated in accordance with the terms of the Merger Agreement, (w) the date on which the Loans are accelerated pursuant to Section 9, (x) the date that the Merger Agreement is terminated pursuant to Section 6.1 of the Merger Agreement, (y) the date on which any Credit Party breaches Section 4.4 of the Merger Agreement, or (z) the date on which any Triggering Event (as defined in the Merger Agreement) occurs, in an aggregate original principal amount not to exceed $1,800,000; provided, however, that (A) Lender shall not be obligated to make Loans to Borrower in any calendar month in excess of the lesser of (y) the Monthly Limit (as defined below) for such month and (z) $1,800,000 less the aggregate principal amount of Loans previously advanced pursuant to this Section 1(a)(i), and (B) Borrower shall not be permitted to request more than one (1) Loan in each calendar month. As used herein, “Monthly Limit” means an amount equal to the lesser of (x) $600,000, and (y) the lesser of (1) if the projected Available Cash from the Budget for such month is $1,700,000 or more (calculated assuming payment of Payables scheduled to be paid during such month in accordance with the Budget), $0, or (2) if the projected balance of Available Cash from the Budget for such month is less than $1,700,000 (calculated assuming payment of Payables scheduled to be paid during such month in accordance with the Budget), the result of $1,700,000 minus the projected Available Cash from the Budget for such month (calculated assuming payment of Payables required to be paid during such month in accordance with the Budget); provided that (A) if the Monthly Limit for a calendar month is $0 or negative, then Borrower shall not be entitled to borrow a Loan during such calendar month and (B) if the actual Available Cash at the end of a calendar month exceeds the projected Available Cash for such month, then Lender shall be permitted to reduce the amount otherwise applicable under clause (y) of the definition of Monthly Limit in the subsequent month by the amount of such excess. As used herein, “Available Cash” means, as of any date of determination, the aggregate amount of unrestricted cash and cash equivalent assets of Rosetta and its subsidiaries as of such date.

ii.	Each Loan and the interest thereon shall be evidenced by a senior secured note each in the form attached hereto as Exhibit A and incorporated by reference herein (each, a “Note” and collectively, the “Notes”).

(b)	Borrowing Procedures; Requests for Loans.

i.	To request a Loan on or after the date hereof, Borrower shall notify Lender of such request in writing (each, a “Borrowing Request”) not later than 12:00 p.m. California time at least three (3) Business Days (or such shorter period of time as may be agreed to by Lender) before the proposed funding date, which shall be required to be a Business Day (each, a “Funding Date”). “Business Day” means any day that is not a Saturday, Sunday, or other day on which banks are authorized or required to close in the States of California or New York. In no instance may Borrower request more than one Loan per calendar month. Each Borrowing Request shall include: (i) the aggregate amount of the requested Loan, (ii) the proposed Funding Date, (iii) a calculation of the Monthly Limit for such month (together with supporting detail), and (iv) a certification that the conditions precedent set forth in Section 3(b) have been satisfied as of the date of the Borrowing Request and that the conditions precedent set forth in Section 3(b)(i), (ii), and (iv) will be satisfied as of the proposed Funding Date.

ii.	Lender shall make each Loan on the proposed Funding Date by wire transfer of immediately available funds to the Designated Account (unless a different account is agreed to by Lender and Borrower in writing). “Designated Account” means the deposit account of Borrower identified on Schedule 1 to this Agreement.

(c)	Payment of Principal and Interest.

i.	Borrower agrees to pay the entire outstanding principal balance of the Loans and all accrued but unpaid interest accrued thereon on the Maturity Date. As used herein “Maturity Date” means the first to occur of (u) the date on which the Merger (as defined in the Merger Agreement) is consummated in accordance with the terms of the Merger Agreement, (v) the date on which the Loans are accelerated pursuant to Section 9, (w) the date that is forty-five (45) calendar days after the date that the Merger Agreement is terminated pursuant to Section 6.1 of the Merger Agreement, (x) May 15, 2018, (y) the date on which any Credit Party breaches Section 4.4 of the Merger Agreement, or (z) the date on which any Triggering Event (as defined in the Merger Agreement) occurs. Payments on the Maturity Date shall be made in cash by wire transfer of immediately available funds to such account or accounts as shall be designed in writing by Lender to Borrower. When a payment is due on a day that is not a Business Day, the payment shall be due the immediately succeeding Business Day, and additional interest, as applicable, shall continue to accrue until paid. Any principal amount of the Loans that is repaid or prepaid may not be reborrowed.

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ii.	The aggregate outstanding principal balance of the Loans shall accrue simple interest at a rate equal to 10% per annum (the “Interest Rate”). Accrued interest on each Loan shall be due and payable on the Maturity Date.

iii.	Notwithstanding anything to the contrary set forth herein, immediately upon the occurrence and during the continuance of an Event of Default, the Loans shall accrue interest at a rate per annum equal to 2% plus the Interest Rate unless Lender otherwise elects in its sole discretion to impose a smaller increase (such increased rate, the “Default Rate”). Payment or acceptance of the increased rate provided in this Section 1(c)(iii) is not a permitted alternative to timely payment and shall not constitute a waiver of any Event of Default or otherwise prejudice or limit any rights or remedies of Lender.

iv.	Interest shall be computed on the basis of a three hundred sixty (360) day year for the actual number of days elapsed.

v.	In no event shall the interest rate or rates payable under this Agreement, plus any other amounts paid in connection herewith, exceed the highest rate permissible under any law that a court of competent jurisdiction shall, in a final determination, deem applicable. Borrower and Lender, in executing and delivering this Agreement, intend legally to agree upon the rate or rates of interest and manner of payment stated within it; provided, that, anything contained herein to the contrary notwithstanding, if such rate or rates of interest or manner of payment exceeds the maximum allowable under applicable law, then, ipso facto, as of the date of this Agreement, Borrower is and shall be liable only for the payment of such maximum amount as is allowed by law, and payment received from Borrower in excess of such legal maximum, whenever received, shall be applied to reduce the principal balance of the Obligations to the extent of such excess.

2.            Use of Proceeds. The proceeds of each Loan will be used solely to finance disbursements, Payables (as defined in the Merger Agreement) and other expenses in accordance with the Budget.

3.            Conditions of Loans.

(a)         Conditions Precedent to Closing Date. The obligations of Lender to make the Loans hereunder shall not become effective until the date on which each of the following conditions is satisfied (or waived in accordance with this Agreement):

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i.	Lender shall have received this Agreement, the Merger Agreement, a Patent Security Agreement (defined below), a Trademark Security Agreement (as defined below) and the Israeli Security Documentation, each duly executed and delivered, and each such document shall be in full force and effect. As used herein, “Israeli Security Documentation” means original copies of the Pledge Agreement attached as Exhibit F-1 hereto and the Hebrew translation thereof attached as Exhibit F-2.

ii.	Lender shall have received a certificate from the Secretary of each Credit Party (i) attesting to the resolutions of such Credit Party’s board of directors authorizing its execution, delivery, and performance of the Transaction Documents to which it is a party, (ii) authorizing specific officers of such Credit Party to execute the same, (iii) attesting to the incumbency and signatures of such specific officers of such Credit Party, (iv) certifying to and attaching the certificate of incorporation or organization (or its equivalent) of each Credit Party, certified as of a recent date by the applicable governmental authority of the jurisdiction of incorporation or organization of such Credit Party, and (v) confirming that there are no regulatory impediments preventing the perfection of the security interest in the Collateral (as defined below) granted to Lender (including the designation of Rosetta as a “Breaching Company” by the Israeli Registrar of Companies).

iii.	Lender shall have received a certificate of status with respect to each Credit Party incorporated in the United States, dated not earlier than 10 days before the date of this Agreement, such certificate to be issued by the appropriate officer of the jurisdiction of organization of such Credit Party, which certificate shall indicate that such Credit Party is in good standing in such jurisdiction. Lender shall have received from Rosetta a status certificate furnished by the Israeli Registrar of Companies dated not earlier than 10 days before the date of this Agreement.

iv.	Lender shall have received originals of all share certificates, if any, constituting Collateral (as defined below) together with endorsements in blank.

v.	Lender shall have received (i) a detailed budget for Rosetta and its subsidiaries, detailing, on a calendar month by calendar month basis, for the period from the date hereof through March 31, 2018, Rosetta’s and its subsidiaries projected receipts, Available Cash, and disbursements and Payables (as defined in the Merger Agreement), which budget is in form, detail, and substance (including as to scope and underlying assumptions) satisfactory to Lender, which Budget shall not provide for any bonuses, severance payments, or other payments to employees, officers, or directors of Rosetta or its subsidiaries outside of monthly payroll expenses previously disclosed to Lender (the “Budget”), which Budget is attached as Exhibit E hereto, and (ii) bank statements and other documentation necessary to evidence cash balances of the Rosetta and its subsidiaries on the date hereof, as requested by Lender. Borrower may, from time to time, submit a request to Lender to update the Budget by providing Lender with a request detailing the proposed changes, together with any backup information reasonably requested by Lender. Lender agrees to consult with Borrower in good faith relative to such update requests. The foregoing to the contrary notwithstanding, no such requested update shall constitute an update to the “Budget” for purposes of this Agreement unless Lender, in its sole discretion, expressly approves such update to the Budget in writing.

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vi.	All other documents and legal matters in connection with the transactions contemplated by this Agreement shall have been delivered, executed, or recorded and shall be in form and substance satisfactory to Lender.

(b)         Conditions Precedent to Each Funding Date. The obligation of Lender to make a Loan on each Funding Date is subject to the satisfaction (or waiver by Lender) of the following conditions:

i.	The representations and warranties in this Agreement shall be true, accurate, and complete in all material respects (without giving effect to any materiality qualifier therein) as of the date hereof; provided that those representations and warranties expressly referring to a specific date shall be true, accurate, and complete in all material respects (without giving effect to any materiality qualifier therein) as of such date.

ii.	No Event of Default, or, other than a breach of Section 6(f) this Agreement which does not yet constitute an Event of Default, any event, condition, or default that, with the giving of notice, the passage of time, or both, would be an Event of Default, shall have occurred and be continuing, nor shall result from the making of the proposed Loan.

iii.	Lender shall have received a Borrowing Request in compliance with Section 1(b) for such Funding Date.

iv.	The aggregate principal amount of the requested Loan shall not exceed (y) the lesser of the Monthly Limit (as defined below) for such month and (z) $1,800,000 less the aggregate principal amount of Loans previously advanced pursuant to Section 1(a)(i).

v.	Solely with respect to the initial Loan, Borrower shall have paid the actual and documented legal fees and expenses of Lender in connection with the negotiation and documentation of this Agreement and incurred on or prior to the date of this Agreement, in an amount not to exceed $35,000 in the aggregate. Borrower’s payment shall be made from the proceeds of such Loan.

vi.	Solely with respect to the second Loan, Borrower shall have paid the actual and documented legal fees and expenses of Lender in connection with the negotiation and documentation of this Agreement and incurred on or prior to the date of this Agreement, in an amount not to exceed $35,000 in the aggregate. Borrower’s payment shall be made from the proceeds of such Loan.

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4.            Guaranty.

(a)          Each Guarantor, jointly and severally, hereby absolutely and unconditionally guarantees to Lender and its successors and assigns the full and prompt payment (whether at stated maturity, by acceleration or otherwise) and performance of, all of the Guarantied Obligations (as defined below). Each Guarantor agrees that its guaranty obligation hereunder is a continuing guaranty of payment and performance and not of collection, that its obligations under this Section 4 shall not be discharged until payment and performance, in full, of the Obligations under this Agreement, the Notes, or any other document or instrument delivered or executed in connection with or pursuant to this Agreement (collectively, the “Transaction Documents”) has occurred and all commitments (if any) to lend hereunder have been terminated, and that its obligations under this Section 4 shall be primary, absolute and unconditional, irrespective of, and unaffected by: (i) the genuineness, validity, regularity, enforceability or any future amendment of, or change in, this Agreement, any other Transaction Document or any other agreement, document or instrument to which any Credit Party is or may become a party; (ii) the absence of any action to enforce this Agreement (including this Section 4) or any other Transaction Document or the waiver or consent by Lender with respect to any of the provisions thereof; (iii) the bankruptcy or insolvency of any Credit Party or any affiliate or subsidiary of a Credit Party (including if a bankruptcy or insolvency proceeding is filed by or against any Credit Party or any subsidiary or affiliate of any Credit Party); (iv) any change in the time, manner or place of payment of, or in any other term in respect of, all or any of the Obligations, or any other amendment or waiver of or any consent to departure from any Transaction Document, including, without limitation, any increase in the Obligations resulting from the extension of additional financial accommodations to any Credit Party or otherwise; (v) any taking, exchange, release or non-perfection of any Collateral, or any taking, release or amendment or waiver of or consent to departure from any other guaranty, for all or any of the Obligations; (vi) the existence of any claim, set-off, defense or other right that such Guarantor may have against any person or entity, including, without limitation, Lender; (vii) any change, restructuring or termination of the corporate, limited liability company or partnership structure or existence of any Credit Party; or (viii) any other action or circumstances that might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor. As used in this Agreement “Obligations” means all Loans, debts, principal, interest (including any interest that accrues after the commencement of an insolvency proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such insolvency proceeding), premiums, liabilities, obligations (including indemnification obligations), fees, costs and expenses (including any expenses that accrue after the commencement of an insolvency proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such insolvency proceeding), guaranties, and all covenants and duties of any other kind and description owing by any Credit Party arising out of, under, pursuant to, in connection with, or evidenced by this Agreement or any of the other Transaction Documents and irrespective of whether for the payment of money, whether direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, and including all interest not paid when due and all other expenses or other amounts that any Credit Party is required to pay or reimburse by the Transaction Documents or by law or otherwise in connection with the Transaction Documents. As used herein “Guarantied Obligations” means all of the Obligations of Borrower now or hereafter existing, and any and all expenses (including reasonable counsel fees and expenses) incurred by Lender in enforcing any rights under this Agreement or any of the other Transaction Documents. Without limiting the generality of the foregoing, Guarantied Obligations shall include all amounts that constitute part of the Guarantied Obligations and would be owed by Borrower to Lender but for the fact that they are unenforceable or not allowable, including due to the existence of a bankruptcy, reorganization, other insolvency proceeding or similar proceeding involving Borrower or any Guarantor.

(b)         To the fullest extent permitted by law, each Guarantor hereby waives (i) promptness and diligence; (ii) notice of acceptance and notice of the incurrence of any Obligation by Borrower; (iii) notice of any actions taken by Borrower, any other Credit Party or Lender under any Transaction Document or any other agreement or instrument related thereto; and (iv) all other notices, demands and protests, and all other formalities of every kind in connection with the enforcement of the Obligations or of the obligations of any Guarantor hereunder, the omission of or delay in which, but for the provisions of this Section 4, might constitute grounds for relieving the Guarantors of their obligations hereunder;

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(c)          Each Guarantor expressly waives all rights it may have now or in the future under any statute, or at common law, or at law or in equity, or otherwise, to compel Lender to marshal assets or to proceed in respect of the obligations guaranteed hereunder against any other Credit Party or subsidiary or affiliate of any Credit Party, any other party or against any security for the payment and performance of the obligations under the Transaction Documents before proceeding against, or as a condition to proceeding against, such Guarantor. It is agreed among each Guarantor that the foregoing waivers are of the essence of the transaction contemplated by this Agreement and the other Transaction Documents and that, but for the provisions of this Section 4 and such waivers, Lender would decline to enter into this Agreement.

(d)         Each Guarantor hereby acknowledges and affirms that it understands that to the extent the Obligations are secured by real property located in California, Guarantors shall be liable for the full amount of the liability hereunder notwithstanding the foreclosure on such real property by trustee sale or any other reason impairing such Guarantor’s right to proceed against any Credit Party. In accordance with Section 2856 of the California Civil Code or any similar laws of any other applicable jurisdiction, each of the Guarantors hereby waives until such time as the Obligations have been paid in full:

i.	all rights of subrogation, reimbursement, indemnification, and contribution and any other rights and defenses that are or may become available to the Guarantors by reason of Sections 2787 to 2855, inclusive, 2899, and 3433 of the California Civil Code or any similar laws of any other applicable jurisdiction;

ii.	all rights and defenses that the Guarantors may have because the Obligations are secured by real property located in California, meaning, among other things, that: (A) Lender may collect from the Guarantors without first foreclosing on any real or personal property collateral pledged by Borrower or any other Credit Party, and (B) if Lender forecloses on any real property collateral pledged by Borrower or any other Credit Party, (1) the amount of the Obligations may be reduced only by the price for which that collateral is sold at the foreclosure sale, even if the collateral is worth more than the sale price, and (2) Lender may collect from the Credit Parties even if, by foreclosing on the real property collateral, Lender has destroyed or impaired any right the Credit Parties may have to collect from any other Credit Party, it being understood that this is an unconditional and irrevocable waiver of any rights and defenses the Guarantors may have because the Obligations are secured by real property (including, without limitation, any rights or defenses based upon Sections 580a, 580d, or 726 of the California Code of Civil Procedure or any similar laws of any other applicable jurisdiction, and

iii.	all rights and defenses arising out of an election of remedies by Lender, even though that election of remedies, such as a non-judicial foreclosure with respect to security for the Obligations, has destroyed Guarantors’ rights of subrogation and reimbursement against any Credit Party by the operation of Section 580d of the California Code of Civil Procedure or any similar laws of any other applicable jurisdiction or otherwise.

(e)          Each Guarantor agrees that the provisions of this Section 4 are for the benefit of Lender and its successors, transferees, endorsees and assigns, and nothing herein contained shall impair, as between any other Credit Party, on the one hand, and Lender, on the other hand, the obligations of such other Credit Party under the Transaction Documents.

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(f)          Notwithstanding anything to the contrary in this Agreement or in any other Transaction Document until the Guarantied Obligations are paid in full, each Guarantor hereby expressly and irrevocably waives any and all rights at law or in equity to subrogation, reimbursement, exoneration, contribution, indemnification or set off and any and all defenses available to a surety, guarantor or accommodation co-obligor. Each Guarantor acknowledges and agrees that this waiver is intended to benefit Lender and shall not limit or otherwise affect such Guarantor’s liability hereunder or the enforceability of this Section 4, and that Lender and its successors and assigns are intended third party beneficiaries of the waivers and agreements set forth in this Section 4(f).

(g)         If Lender may, under applicable law, proceed to realize its benefits under any of the Transaction Documents, Lender may, at its sole option, determine which of its remedies or rights it may pursue without affecting any of its rights and remedies under this Section 4. If, in the exercise of any of its rights and remedies, Lender shall forfeit any of its rights or remedies, including its right to enter a deficiency judgment against any Credit Party or any other person or entity, whether because of any applicable laws pertaining to “election of remedies” or the like, each Credit Party hereby consents to such action by Lender and waives any claim based upon such action, even if such action by Lender shall result in a full or partial loss of any rights of subrogation that any Credit Party might otherwise have had but for such action by Lender. Any election of remedies that results in the denial or impairment of the right of Lender to seek a deficiency judgment against any Credit Party shall not impair any other Credit Party’s obligation to pay the full amount of the obligations under the Transaction Documents.

(h)         The liability of each Guarantor under this Section 4 is in addition to and shall be cumulative with all liabilities of each other Credit Party or its subsidiaries or affiliates to Lender under this Agreement and the other Transaction Documents to which such Credit Party is a party or in respect of any obligations under the Transaction Documents or obligation of the other Credit Party or subsidiaries or affiliates, without any limitation as to amount, unless the instrument or agreement evidencing or creating such other liability specifically provides to the contrary.

(i)           If acceleration of the time for payment of any amount payable by the Credit Parties under this Agreement is stayed upon the insolvency, bankruptcy or reorganization of any of the Credit Parties, all such amounts otherwise subject to acceleration under the terms of this Agreement shall nonetheless be payable jointly and severally by the Credit Parties hereunder forthwith on demand by Lender.

(j)          All of the Credit Parties and their subsidiaries and affiliates are engaged in related businesses and integrated to such an extent that the financial strength and flexibility of each such person or entity has a direct impact on the success of each other person or entity. Each Credit Party and each of its subsidiaries and affiliates will derive substantial direct and indirect benefit from the Loans hereunder.

(k)          The provisions in this Section 4 which refer to certain sections of the California Civil Code or the California Code of Civil Procedure are included in this Agreement solely out of an abundance of caution and shall not be construed to mean that any of the above-referenced provisions of California law are in any way applicable to this Agreement.

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5.            Representations and Warranties of Each Credit Party. To induce Lender to enter into this Agreement and the other transactions to be consummated contemporaneously herewith, each Credit Party hereby represents and warrants to Lender that: (a) the execution, delivery and performance by each Credit Party of the Transaction Documents will not cause a breach under any agreement or instrument binding on any Credit Party or its assets, or under any applicable law or under the organizational documents of any Credit Party except as could not reasonably be expected to result in a Material Adverse Effect (as defined below); (b) each Credit Party has duly authorized by all action the execution, delivery and performance of the Transaction Documents; (c) the Transaction Documents are and will be enforceable against each Credit Party party thereto; (d) no consent or approval is required for any Credit Party to execute, deliver or perform the Transaction Documents, except for consents or approvals that have been obtained and are in full force and effect or consents or approvals the failure of which to obtain could not reasonably be expected to result in a Material Adverse Effect; (e) the security interest in the Collateral (as defined below) granted to Lender shall constitute, upon the completion of all necessary filings or notices in proper public offices or the taking of any necessary possessions or similar acts, a perfected security interest in and to the Collateral held by Lender as provided in this Agreement; (f) Schedule 2 hereto sets forth a list of all Intellectual Property owned by, purported to be owned by, filed in the name of, or exclusively licensed to any Credit Party and that is registered, filed, or issued under the authority of any governmental authority or registrar, including all patents, registered copyrights, registered mask works, and registered trademarks and all applications for any of the foregoing, and all Internet domain names of any Credit Party (“Registered IP”); (g) except as set forth on Schedule 2 hereto, the Credit Parties exclusively own all right, title, and interest in and to all Registered IP, free and clear of any liens; (h) except for Intellectual Property expressly licensed to a Credit Party, the Credit Parties exclusively owns all right, title, and interest in and to all Intellectual Property used in, held for use in, or otherwise necessary for the operation of their respective businesses as currently conducted and as proposed to be conducted, free and clear of any liens; (i) all items of Registered IP are subsisting and, to the extent issued or registered, valid and enforceable; and (j) as of the date of a Budget, such Budget represents the Credit Parties’ good faith projections and estimates of its receipts, Available Cash, disbursements, and Payables for the period set forth therein. “Material Adverse Effect” means a (a) Company Material Adverse Effect (as defined in the Merger Agreement) or (b) any material adverse effect on or with respect to (i) the ability of the Credit Parties as a whole to perform their payment obligations under any Transaction Document to which it is a party, (ii) the legality, validity, binding effect, or enforceability against any Credit Party of this Agreement or any other material Transaction Document to which it is a party, or (iii) the ability of Lender to collect the Obligations or realize upon any material portion of the Collateral.

6.           Covenants.

(a)         Each Credit Party agrees to deliver to Lender such information and data with respect to any Credit Party or any subsidiary or affiliate of any Credit Party as from time to time may be reasonably requested by Lender.

(b)         Borrower agrees to deliver to Lender within five (5) Business Days after the end of each month a variance report comparing actual to budgeted results for each line item from the Budget to the amounts set forth in respect thereof in the Budget for such period, together with a certification by the Chief Financial Officer of Borrower as to the general accuracy of the variance report. Rosetta and its subsidiaries shall maintain a variance of no greater than 10% on an accumulative basis with respect to actual results for the Budget as a whole. Rosetta and its subsidiaries shall only make payments and disbursements (including on account of Payables) in accordance with the Budget. To the extent cash receipts of Rosetta and its subsidiaries for any monthly period exceed the amount set forth in the Budget, the amount of such excess may be utilized by Borrower to increase the amount of permitted disbursements and Payables for such month.

(c)          The Credit Parties will not sell, lease, license, assign, fail to maintain, allow to lapse or abandon any Intellectual Property owned by, purported to be owned by, filed in the name of, or exclusively licensed to any Credit Party, except for non-exclusive licenses granted in the ordinary course of business consistent with past practice.

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(d)         Promptly upon demand of Lender (in its sole discretion), the Credit Parties shall execute and deliver to Lender one or more Copyright Security Agreements (in the form attached as Exhibit B hereto), Patent Security Agreements (in the form attached as Exhibit C hereto), or Trademark Security Agreements (in the form attached as Exhibit D hereto) to further evidence Lender’s lien on such Credit Party’s Intellectual Property, and the General Intangibles (as defined in the UCC) of such Credit Party relating thereto or represented thereby

(e)          Upon demand of Lender (in its sole discretion), the Credit Parties shall deliver or cause to be delivered to Lender duly executed and delivered control agreements with respect to the deposit accounts and securities accounts of the Credit Parties, in each case, in form and substance reasonably satisfactory to Lender and during such time period as specified by Lender in its sole discretion.

(f)          The Credit Parties will comply with the covenants set forth in Section 4.2 of the Merger Agreement, and such covenants (and the associated defined terms used therein) are incorporated herein by this reference, mutatis mutandis.

(g)         As soon as available, and in any event not later than 30 calendar days after the end of each calendar month of Rosetta and its subsidiaries, commencing with the calendar month ending December 31, 2017, Rosetta will deliver copies of its consolidated financial statements for Rosetta and its subsidiaries most recently completed fiscal month, prepared in accordance with generally accepted accounting principles subject only to normal year-end audit adjustments and the absence of footnotes, all in reasonable detail and certified by Rosetta as being complete and correct in all material respects and fairly representing the financial condition, results of operations and changes in cash flow of Rosetta and its subsidiaries as of the date thereof.

(h)         Each Credit Party will, and will cause each of the other Credit Parties to, at any time upon the reasonable request of Lender, execute and deliver to Lender any and all financing statements, fixture filings, security agreements, pledges, assignments, mortgages, deeds of trust, opinions of counsel, and all other documents (the “Additional Documents”) that Lender may reasonably request in form and substance reasonably satisfactory to Lender, to create, perfect, and continue perfected or to better perfect Lender’s liens in all of the assets of each of the Credit Parties (whether now owned or hereafter arising or acquired, tangible or intangible, real or personal), and in order to fully consummate all of the transactions contemplated hereby and under the other Transaction Documents. To the maximum extent permitted by applicable law, if Borrower or any other Credit Party refuses or fails to execute or deliver any reasonably requested Additional Documents within a reasonable period of time not to exceed 5 Business Days following the request to do so, Borrower and each other Credit Party hereby authorizes Lender to execute any such Additional Documents in the applicable Credit Party’s name and authorize Lender to file such executed Additional Documents in any appropriate filing office. In furtherance of, and not in limitation of, the foregoing, each Credit Party shall take such actions as Lender may reasonably request from time to time to ensure that the Obligations are guaranteed by the Guarantors and are secured by substantially all of the assets of the Credit Parties, including all of the outstanding capital equity interests of Rosetta and its subsidiaries.

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(i)           Promptly following the execution of this Agreements, Rosetta shall apply to the IIA (as defined below) in order to seek its consent for the inclusion of the IIA Excluded IP as part of the Collateral and the registration of a pledge thereon in favor of the Lender (the “IIA Pledge Application”). Rosetta and Rosetta’s Israeli counsel, and Lender and the Lender’s Israeli counsel shall coordinate all activities, and cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable with respect to the IIA Pledge Application and the acceptance thereof by the IIA. Rosetta and Lender, and their respective representatives and advisors, shall not make any application or give notice to, or conduct any negotiation with, the IIA with respect to any matter relating to the IIA Pledge Application without prior coordination and consultation with the other party or its representatives and advisors, and Rosetta shall enable Lender’s representatives and advisors to participate in all discussions and meetings relating thereto.

7.            Security Interest. To secure the payment, performance and discharge in full, as the case may be, of all of the present and future Obligations and Guarantied Obligations (whether now existing or hereafter arising) of each Credit Party under this Agreement and the other Transaction Documents (such Obligations and Guarantied Obligations, the “Secured Obligations”), each Credit Party hereby unconditionally and irrevocably pledges, grants and hypothecates to Lender a continuing security interest in and to, a lien upon and a right of set-off against all of each Credit Party’s right, title and interest of whatsoever kind and nature in and to the Collateral now existing or hereafter arising or acquired. Terms used but not otherwise defined in this Section 7 that are defined in UCC shall have the respective meanings given such terms in the UCC (and if such terms are defined in more than one article of the UCC, such terms shall have the meaning given in Article 9 thereof). “UCC” means the New York Uniform Commercial Code, as in effect from time to time; provided, that in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection, priority, or remedies with respect to Lender’s lien or security interest on any Collateral is governed by the Uniform Commercial Code as enacted and in effect in a jurisdiction other than the State of New York, the term “UCC” shall mean the Uniform Commercial Code as enacted and in effect in such other jurisdiction solely for purposes of the provisions thereof relating to such attachment, perfection, priority, or remedies. “Collateral” means all of the assets and property of each Credit Party, whether presently owned or existing or hereafter acquired or coming into existence and wherever located, including, without limitation, the following:

(a)          all Accounts, Deposit Accounts, Instruments, Documents, Chattel Paper (whether Tangible Chattel Paper or Electronic Chattel Paper), Goods (including Inventory, Equipment, Fixtures and Motor Vehicles), Money, Payment Intangibles, Software, customer lists and other General Intangibles and all Letter-of-Credit Rights;

(b)         the shares of common stock and preferred stock of, or partnership, membership and other ownership interests, now or hereafter owned by each Credit Party and all certificates evidencing the same (collectively, the “Pledged Equity”), together with, in each case, all shares, securities, monies or property representing a dividend on any of the Pledged Equity, or representing a distribution or return of capital upon or in respect of the Pledged Equity, or resulting from a split up, revision, reclassification or other like change of the Pledged Equity or otherwise received in exchange therefor, and any subscription warrants, rights or options issued to the holders of, or otherwise in respect of, the Pledged Equity;

(c)         all Investment Property, Financial Assets and Securities Accounts not covered by the foregoing clauses (a) and (b);

(d)         all intellectual property and rights therein, including, without limitation, copyrights (whether or not registered), trademarks (whether or not registered and including all goodwill), patents, trade secrets, data rights, proprietary information, and applications to register any of the foregoing (collectively, “Intellectual Property”), and licenses or similar rights in any Intellectual Property granted by or to any Credit Party (collectively, “License Agreements”);

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(e)         all commercial tort claims, including those set forth on Schedule 3 attached hereto;

(f)          all other tangible and intangible property of each Credit Party, including, without limitation, all books, correspondence, credit files, records, invoices, tapes, cards, computer runs and other papers and documents in the possession or under the control of each Credit Party or any computer bureau or service company from time to time acting for any Credit Party; and

(g)         all Proceeds and products in whatever form of all or any part of the Collateral, including, without limitation, all rents, profits, income and benefits, all proceeds of any sale, lease, disposition or other transfer of the Collateral, all proceeds of any tort claims in connection therewith, all proceeds of insurance and all condemnation awards and all other compensation for any event of loss with respect to all or any part of the Collateral (together with all rights to recover and proceed with respect to the same), and all additions and accessions to, substitutions for and replacements of all or any part of the Collateral.

Notwithstanding the foregoing, the Collateral shall not include the following, referred to collectively as the “Excluded Property”: (i) a License Agreement to the extent granting of a security interest or lien therein is prohibited under the terms and conditions of such License Agreement and such prohibition has not been waived or the consent of the other party has not been obtained, (ii) any United States intent-to-use trademark application (“ITU Application”) to the extent that, and solely during the period in which, the granting of a security interest therein would impair the validity or enforceability of such ITU Application under applicable law, provided that upon submission and acceptance by the U.S. Patent and Trademark Office of an amendment to allege use pursuant to 15. U.S.C. Section 1060(a), such ITU Application shall be considered Collateral, (iii) cash funds described on Schedule 2.8 of the Merger Agreement and which are held in deposit accounts for the benefit of lessors; provided that such cash funds are in segregated accounts or in the possession of the respective lessor and are not commingled with other funds of any Credit Party, and (iv) all Intellectual Property of Rosetta that was developed in programs funded through grants from the Israeli National Authority for Technological Innovation (previously known as the Office of the Chief Scientist, or the Israeli Ministry of Economy and Industry to the extent that a lien thereon is prohibited without consent of the IIA (respectively, “IIA” and the “IIA Excluded IP”); provided, however, that the foregoing exclusions in this clause (iv) shall in no way be construed (x) to apply to the extent any consent or waiver has been obtained that would permit the Lenders lien to attach thereto notwithstanding the prohibition or restriction, or (y) to limit, impair, or otherwise affect the Lender’s continuing security interests in and liens upon any rights or interests of any Credit Party in or to (I) monies due or to become due under or in connection with any described property, or (II) any proceeds from the sale, license, lease, or other dispositions of any such.

Each Credit Party hereby authorizes Lender to take any action that Lender deems necessary in its sole discretion to perfect the security interest granted herein, including, without limitation, the filing of one or more financing statements under the UCC and amendments with the filing and recording agencies in any jurisdiction (including the Registrar of Companies in Israel) deemed necessary or desirable in the sole discretion of Lender, (i) describing the Collateral as “all personal property of debtor” or “all assets of debtor” or words of similar effect, (ii) describing the Collateral as being of equal or lesser scope or with greater detail, or (iii) that contain any information required by part 5 of Article 9 of the UCC for the sufficiency or filing office acceptance. It is acknowledged and agreed that Lender’s Israeli legal counsel shall be entitled to file any document required to perfect the security placed on the Collateral with the Israeli Registrar of Companies subsequent to the effective date of this Agreement.

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8.            Events of Default. The occurrence of any of the following events (each an “Event of Default”), not cured in the applicable cure period, if any, shall constitute an Event of Default:

(a)          except as otherwise set forth in the last sentence of this Section 8, a breach of any covenant or other provision of this Agreement, the Notes or any other Transaction Document which, if capable of being cured, is not cured within five (5) Business Days following notice thereof to Borrower;

(b)          the failure to make when due any payment described in this Agreement or the Notes, whether by acceleration or otherwise;

(c)          (i) the application for the appointment of a receiver or custodian for any Credit Party or the property of any Credit Party, (ii) the entry of an order for relief or the filing of a petition by or against any Credit Party under the provisions of any bankruptcy or insolvency law, (iii) any assignment for the benefit of creditors by or against any Credit Party, or (iv) any Credit Party becomes insolvent;

(d)         if any warranty, representation, certificate, or statement made herein or in any other Transaction Document or delivered in writing to Lender in connection with this Agreement or any other Transaction Document proves to be untrue in any material respect (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) as of the date of issuance or making or deemed making thereof;

(e)          any Credit Party liquidates, winds up or dissolves itself;

(f)          if one or more judgments, orders, or awards for the payment of money involving an aggregate amount of $100,000 or more (except to the extent fully covered (other than to the extent of customary deductibles) by insurance pursuant to which the insurer has not denied coverage) is entered or filed against a Credit Party or any of its Subsidiaries, or with respect to any of their respective assets, and either (a) there is a period of thirty consecutive days at any time after the entry of any such judgment, order, or award during which (i) the same is not discharged, satisfied, vacated, or bonded pending appeal, or (ii) a stay of enforcement thereof is not in effect, or (b) enforcement proceedings are commenced upon such judgment, order, or award;

(g)          if the obligation of any Guarantor under the guaranty contained in Section 4 is limited or terminated by operation of law or by such Guarantor (other than in accordance with the terms of this Agreement) or if any Guarantor repudiates or revokes or purports to repudiate or revoke any such guaranty;

(h)          if this Agreement or any other Transaction Document that purports to create a lien or security interest, shall, for any reason, fail or cease to create a valid and perfected and, first priority Lien on the Collateral covered thereby subject to Permitted Encumbrances (as defined in the Merger Agreement) and encumbrances described in Part 2.8 of the disclosure schedule to the Merger Agreement;

(i)           if the validity or enforceability of this Agreement or any other Transaction Document shall at any time for any reason (other than solely as the result of an action or failure to act on the part of Lender) be declared to be null and void, or a proceeding shall be commenced by a Credit Party or its Subsidiaries, or by any governmental authority having jurisdiction over a Credit Party or its Subsidiaries, seeking to establish the invalidity or unenforceability thereof, or a Credit Party or its Subsidiaries shall deny that such Credit Party or its Subsidiaries has any liability or obligation purported to be created under any Transaction Document;

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(j)          the date on which any Credit Party breaches Section 4.4 of the Merger Agreement; or

(k)          the occurrence of any Triggering Event (as defined in the Merger Agreement).

Notwithstanding any provision of this Agreement to the contrary, the Credit Parties’ failure to comply with Section 6(f) of this Agreement shall not be an Event of Default for all purposes under this Agreement unless the breach of the Merger Agreement is such that Parent has the right, after the expiration of any applicable notice and cure periods, to immediately terminate the Merger Agreement in accordance with its terms.

9.            Effect of Default.

(a)          Upon the occurrence of any Event of Default that is not cured within the applicable cure period, if any, Lender may elect, by written notice delivered to Borrower, to take any or all of the following actions: (i) declare the outstanding amounts under the Notes to be forthwith due and payable, whereupon the entire unpaid Loan, together with accrued and unpaid interest thereon, and all other cash obligations hereunder and thereunder, shall become forthwith due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by Borrower, anything contained herein or in any of the Notes to the contrary notwithstanding; provided, that upon the occurrence of any Event of Default described in Section 8(c) above, the Notes, in whole, shall automatically, and without any action on behalf of Lender, be forthwith due and payable, whereupon the entire unpaid Loan, together with accrued and unpaid interest thereon, and all other cash obligations hereunder and thereunder, shall become forthwith due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by Borrower, anything contained herein or in any of the Notes to the contrary notwithstanding, (ii) declare Lender’s commitment to make further Loans under this Agreement terminated, whereupon the commitment shall immediately be terminated, (iii) foreclose on the Collateral, and (iv) exercise any and all other remedies provided hereunder, under the Notes or available at law or in equity. Upon the occurrence of any Event of Default that is not cured within the applicable cure period, if any, Lender is hereby granted a license or other right to use, without liability for royalties or any other charge, each Credit Party’s Intellectual Property, whether owned by such Credit Party or licensed to such Credit Party under a License Agreement (but only to the extent (1) the License Agreement does not prohibit such use by Lender and (2) such Credit Party will not be in default under such License Agreement as a result of such use by Lender), as it pertains to Collateral, in preparing for sale, advertising for sale, and selling any Collateral. The foregoing to the contrary notwithstanding, upon the occurrence of any Event of Default described in Section 8(c) above, in addition to the remedies set forth above, without any notice to Borrower or any other Person or any act by the Lender, the commitment of Lender to make Loans under this Agreement shall automatically terminate and the Obligations and Guarantied Obligations, inclusive of the principal of, and any and all accrued and unpaid interest and fees in respect of, the Loans and all other Obligations and Guarantied Obligations, whether evidenced by this Agreement or by any of the other Transaction Documents, shall automatically become and be immediately due and payable and Borrower shall automatically be obligated to repay all of such Obligations in full.

(b)          Without limiting clause (a) above, upon the occurrence and during the continuation of an Event of Default, (i) Lender may, at its option, and in addition to all rights and remedies available to Lender under any other agreement, at law, in equity, or otherwise, exercise all voting rights, or any other ownership or consensual rights (including any dividend or distribution rights) in respect of the equity interests owned by such Credit Party, but under no circumstances is Lender obligated by the terms of this Agreement to exercise such rights, and (ii) if Lender duly exercises its right to vote any of such equity interests, each Credit Party hereby appoints Lender such Credit Party’s true and lawful attorney-in-fact and IRREVOCABLE PROXY to vote such equity interests in any manner Lender deems advisable for or against all matters submitted or which may be submitted to a vote of shareholders, partners or members, as the case may be. The power-of-attorney and proxy granted hereby is coupled with an interest and shall be irrevocable. For so long as any Credit Party shall have the right to vote the equity interests owned by it, such Credit Party covenants and agrees that it will not, without the prior written consent of Lender, vote or take any consensual action with respect to such equity interests which would materially adversely affect the rights of Lender or the value of such equity interests.

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10.       Payment of Expenses.

(a)          Each Credit Party shall reimburse Lender promptly, but in any event within two (2) Business Days following demand by Lender, for all costs and expenses, including, without limitation, legal expenses and attorneys’ fees, incurred by Lender in connection with (i) the documentation and consummation of the transactions contemplated hereunder and any other transactions among Credit Parties and Lender in the Transaction Documents, including, without limitation, UCC and other public record searches and filings, overnight courier or other express or messenger delivery, appraisal costs, surveys, title insurance and environmental audit or review (including due diligence review) costs; (ii) the collection, protection or enforcement of any rights in or to the Collateral; (iii) the collection of any obligations of Credit Parties to Lender under this Agreement, the Notes or any other Transaction Document; (iv) the administration and enforcement of Lender’s rights under this Agreement or any other Transaction Document (including, without limitation, any costs and expenses of any third party provider engaged by Lender for such purposes); (v) costs associated with any refinancing or restructuring of the Notes whether in the nature of a “work out,” in any insolvency or bankruptcy proceeding or otherwise, and whether or not consummated; (vi) all liability for any intangibles, documentary, stamp or other similar taxes, fees and excises, if any, including any interest and penalties; and (vii) any finder’s or brokerage fees, commissions and expenses, that may be payable in connection with this Agreement, the Notes and the other Transaction Documents. Notwithstanding anything herein to the contrary, in no event will any Credit Party be responsible to reimburse Lender for more than $70,000 in legal fees and expenses solely attributable to the negotiation and documentation of the Notes incurred on or prior to the date of this Agreement. All such costs, expenses and charges shall constitute obligations hereunder, shall be payable by Borrower to Lender on demand, and, until paid, shall bear interest at the Default Rate. Without limiting the foregoing, if (A) any Note is placed in the hands of an attorney or agency for collection or enforcement or is collected or enforced through any legal proceeding or any Lender otherwise takes action to collect amounts due under such Note or to enforce the provisions of such Note, or (B) there occurs any bankruptcy, reorganization, receivership of any Credit Party or other proceedings affecting creditors’ rights and involving a claim under such Note, then Credit Parties shall pay the costs incurred by Lender for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, but not limited to, attorneys’ fees and disbursements (including such fees and disbursements related to seeking relief from any stay, automatic or otherwise, in effect under any applicable bankruptcy law).

11.          Miscellaneous.

(a)          No Waiver. No delay or failure on the part of Lender in the exercise of any right, power or privilege granted under this Agreement or the Notes, or available at law or in equity, shall impair any such right, power or privilege or be construed as a waiver of any Event of Default or any acquiescence therein. No single or partial exercise of any such right, power or privilege shall preclude the further exercise of such right, power or privilege. No waiver shall be valid against Lender unless made in writing and signed by Lender, and then only to the extent expressly specified therein.

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(b)         Notices. All notices, requests, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement or the Notes shall be in writing and shall be given (i) to Lender in accordance with the notice instructions for Parent (as defined in the Merger Agreement) pursuant to Section 7.9 of the Merger Agreement and (b) to any Credit Party in accordance with the notice instructions for the Company (as defined in the Merger Agreement) pursuant to Section 7.9 of the Merger Agreement.

(c)         Governing Law and Jurisdiction.

i.	This Agreement shall be governed and construed, in accordance with, and governed by, the laws of the State of New York (without giving effect to the principles of conflicts of laws thereof). Any legal action or proceeding with respect to this Agreement shall be brought in the United States District Court sitting in the Southern District of New York or the courts of the state of New York located in New York County, and by execution and delivery of this Agreement, each of the parties irrevocably and unconditionally consents and submits, for itself and its property, to the exclusive jurisdiction of the aforementioned courts. Each of the parties irrevocably waives any objection, including any objection to the laying of venue or based on the grounds of forum non conveniens, which it may now or hereafter have to the bringing of any action or proceeding in such jurisdiction in respect of this Agreement.

ii.	EACH PARTY HEREBY ACKNOWLEDGES THAT ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND THEREFORE HEREBY INTENTIONALLY, UNCONDITIONALLY AND IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY SUCH DISPUTE.

iii.	IN THE EVENT ANY LEGAL PROCEEDING IS FILED IN A COURT OF THE STATE OF CALIFORNIA (THE “COURT”) BY OR AGAINST ANY PARTY HERETO IN CONNECTION WITH ANY CLAIM AND THE JURY TRIAL WAIVER SET FORTH IN CLAUSE (ii) ABOVE IS NOT ENFORCEABLE IN SUCH PROCEEDING, THE PARTIES HERETO AGREE AS FOLLOWS:

1)	WITH THE EXCEPTION OF THE MATTERS SPECIFIED IN SUBCLAUSE (2) BELOW, ANY CLAIM SHALL BE DETERMINED BY A GENERAL REFERENCE PROCEEDING IN ACCORDANCE WITH THE PROVISIONS OF CALIFORNIA CODE OF CIVIL PROCEDURE SECTIONS 638 THROUGH 645.1. THE PARTIES INTEND THIS GENERAL REFERENCE AGREEMENT TO BE SPECIFICALLY ENFORCEABLE. VENUE FOR THE REFERENCE PROCEEDING SHALL BE IN THE COUNTY OF SAN DIEGO, CALIFORNIA.

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2)	THE FOLLOWING MATTERS SHALL NOT BE SUBJECT TO A GENERAL REFERENCE PROCEEDING: (i) NON-JUDICIAL FORECLOSURE OF ANY SECURITY INTERESTS IN REAL OR PERSONAL PROPERTY, (ii) EXERCISE OF SELF-HELP REMEDIES (INCLUDING SET-OFF OR RECOUPMENT), (iii) APPOINTMENT OF A RECEIVER, AND (iv) TEMPORARY, PROVISIONAL, OR ANCILLARY REMEDIES (INCLUDING WRITS OF ATTACHMENT, WRITS OF POSSESSION, TEMPORARY RESTRAINING ORDERS, OR PRELIMINARY INJUNCTIONS). THIS AGREEMENT DOES NOT LIMIT THE RIGHT OF ANY PARTY TO EXERCISE OR OPPOSE ANY OF THE RIGHTS AND REMEDIES DESCRIBED IN CLAUSES (i) - (iv) AND ANY SUCH EXERCISE OR OPPOSITION DOES NOT WAIVE THE RIGHT OF ANY PARTY TO PARTICIPATE IN A REFERENCE PROCEEDING PURSUANT TO THIS AGREEMENT WITH RESPECT TO ANY OTHER MATTER.

3)	UPON THE WRITTEN REQUEST OF ANY PARTY, THE PARTIES SHALL SELECT A SINGLE REFEREE, WHO SHALL BE A RETIRED JUDGE OR JUSTICE. IF THE PARTIES DO NOT AGREE UPON A REFEREE WITHIN 10 DAYS OF SUCH WRITTEN REQUEST, THEN, ANY PARTY SHALL HAVE THE RIGHT TO REQUEST THE COURT TO APPOINT A REFEREE PURSUANT TO CALIFORNIA CODE OF CIVIL PROCEDURE SECTION 640(B). THE REFEREE SHALL BE APPOINTED TO SIT WITH ALL OF THE POWERS PROVIDED BY LAW. PENDING APPOINTMENT OF THE REFEREE, THE COURT SHALL HAVE THE POWER TO ISSUE TEMPORARY OR PROVISIONAL REMEDIES.

4)	EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, THE REFEREE SHALL DETERMINE THE MANNER IN WHICH THE REFERENCE PROCEEDING IS CONDUCTED INCLUDING THE TIME AND PLACE OF HEARINGS, THE ORDER OF PRESENTATION OF EVIDENCE, AND ALL OTHER QUESTIONS THAT ARISE WITH RESPECT TO THE COURSE OF THE REFERENCE PROCEEDING. ALL PROCEEDINGS AND HEARINGS CONDUCTED BEFORE THE REFEREE, EXCEPT FOR TRIAL, SHALL BE CONDUCTED WITHOUT A COURT REPORTER, EXCEPT WHEN ANY PARTY SO REQUESTS A COURT REPORTER AND A TRANSCRIPT IS ORDERED, A COURT REPORTER SHALL BE USED AND THE REFEREE SHALL BE PROVIDED A COURTESY COPY OF THE TRANSCRIPT. THE PARTY MAKING SUCH REQUEST SHALL HAVE THE OBLIGATION TO ARRANGE FOR AND PAY THE COSTS OF THE COURT REPORTER, PROVIDED THAT SUCH COSTS, ALONG WITH THE REFEREE'S FEES, SHALL ULTIMATELY BE BORNE BY THE PARTY WHO DOES NOT PREVAIL, AS DETERMINED BY THE REFEREE.

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5)	THE REFEREE MAY REQUIRE ONE OR MORE PREHEARING CONFERENCES. THE PARTIES HERETO SHALL BE ENTITLED TO DISCOVERY, AND THE REFEREE SHALL OVERSEE DISCOVERY IN ACCORDANCE WITH THE RULES OF DISCOVERY, AND SHALL ENFORCE ALL DISCOVERY ORDERS IN THE SAME MANNER AS ANY TRIAL COURT JUDGE IN PROCEEDINGS AT LAW IN THE STATE OF CALIFORNIA.

6)	THE REFEREE SHALL APPLY THE RULES OF EVIDENCE APPLICABLE TO PROCEEDINGS AT LAW IN THE STATE OF NEW YORK AND SHALL DETERMINE ALL ISSUES IN ACCORDANCE WITH NEW YORK SUBSTANTIVE AND PROCEDURAL LAW. THE REFEREE SHALL BE EMPOWERED TO ENTER EQUITABLE AS WELL AS LEGAL RELIEF AND RULE ON ANY MOTION WHICH WOULD BE AUTHORIZED IN A TRIAL, INCLUDING MOTIONS FOR DEFAULT JUDGMENT OR SUMMARY JUDGMENT. THE REFEREE SHALL REPORT HIS OR HER DECISION, WHICH REPORT SHALL ALSO INCLUDE FINDINGS OF FACT AND CONCLUSIONS OF LAW. THE REFEREE SHALL ISSUE A DECISION AND PURSUANT TO CALIFORNIA CODE OF CIVIL PROCEDURE, SECTION 644, THE REFEREE'S DECISION SHALL BE ENTERED BY THE COURT AS A JUDGMENT IN THE SAME MANNER AS IF THE ACTION HAD BEEN TRIED BY THE COURT. THE FINAL JUDGMENT OR ORDER FROM ANY APPEALABLE DECISION OR ORDER ENTERED BY THE REFEREE SHALL BE FULLY APPEALABLE AS IF IT HAS BEEN ENTERED BY THE COURT.

7)	THE PARTIES RECOGNIZE AND AGREE THAT ALL CLAIMS RESOLVED IN A GENERAL REFERENCE PROCEEDING PURSUANT HERETO WILL BE DECIDED BY A REFEREE AND NOT BY A JURY. AFTER CONSULTING (OR HAVING HAD THE OPPORTUNITY TO CONSULT) WITH COUNSEL OF THEIR OWN CHOICE, EACH PARTY HERETO KNOWINGLY AND VOLUNTARILY AND FOR THEIR MUTUAL BENEFIT AGREES THAT THIS REFERENCE PROVISION SHALL APPLY TO ANY DISPUTE BETWEEN THEM THAT ARISES OUT OF OR IS RELATED TO THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS.

(d)         Binding Effect. This Agreement shall bind and inure to the benefit of the Credit Parties and Lender, and their respective successors and permitted assigns; provided, however, no Credit Party shall have any right to assign its rights or obligations hereunder to any person or entity without the prior written consent of Lender.

(e)          Timing. TIME IS OF THE ESSENCE IN THE PAYMENT AND PERFORMANCE OF EVERY TERM AND COVENANT OF THIS AGREEMENT AND THE NOTES.

(f)          Amendment. This Agreement may be amended or modified only in writing signed by the Credit Parties and Lender. No course of dealing between any Credit Party and Lender will operate as a waiver of any right, power or privilege granted under this Agreement or the Notes, or available at law or in equity.

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(g)         Entire Agreement. This Agreement, the exhibits hereto, the Notes and the other Transaction Documents contain the entire agreement among Credit Parties and Lender regarding the Loans and supersede all prior written and oral agreements or statements by and among the parties or any of them.

(h)         Rights Cumulative. Subject to the terms and conditions hereof, all rights, powers and privileges granted hereunder are cumulative, and are not exclusive of any other rights, powers and privileges granted by this Agreement, the Notes or any other Transaction Document, or available at law or in equity.

(i)          Pronouns. All pronouns and all variations thereof are deemed to refer to the masculine, feminine, or neuter, singular or plural, as the context in which they are used may require.

(j)           Headings; References. All headings used herein are used for convenience only and shall not be used to construe or interpret this Agreement. Except where otherwise indicated, all references herein to Sections refer to Sections hereof.

(k)          Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. In the event that any provision hereof would, under applicable law, be invalid or unenforceable in any respect, each party hereto intends that such provision will be construed by modifying or limiting it so as to be enforceable to the maximum extent compatible with, and possible under, applicable law.

(l)           Register. Borrower shall maintain at its principal executive offices (or such other offices or agencies of Borrower as it may designate by notice to each holder of Notes), a register for the Loans and the Notes in which Borrower shall record the name and address of the Person in whose name the Loans and the Notes have been issued (including the name and address of each transferee) and the principal amount (and stated interest) of any portion of the Loans or Notes held by such Person (the “Register”). Borrower shall keep the Register open and available at all times during business hours for inspection of Lender or its respective representatives. The Register may be maintained in electronic format. Notwithstanding anything to the contrary contained herein, the Notes, the Loans and this Agreement are registered obligations and the right, title, and interest of Lender and its assignees in and to such Notes (or any rights under this Agreement) shall be transferable only upon notation of such transfer in the Register. The Notes shall only evidence Lender’s or its assignee’s right, title and interest in and to the related Notes, and in no event is any such Note to be considered a bearer instrument or obligation. This Section 11(l) shall be construed so that the Notes and the Loans are at all times maintained in “registered form” within the meaning of Sections 163(f), 871(h)(2) and 881(c)(2) of the Internal Revenue Code of 1986, as amended, and any related Treasury regulations promulgated thereunder.

(m)         Further Assurances. Each party agrees to cooperate fully with the other parties, to take such actions, to execute such further instruments, documents and agreements, and to give such further written assurances, as may be reasonably requested by any other party to evidence and reflect the transactions described herein and contemplated hereby, and to carry into effect the intents and purposes of this Agreement.

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(n)          Counterparts; Facsimile Signature. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute but one and the same instrument. This Agreement will become effective when duly executed and delivered by each party hereto. Counterpart signature pages to this Agreement may be delivered by facsimile or electronic delivery (i.e., by email of a PDF signature page) and each such counterpart signature page will constitute an original for all purposes.

(o)          Joint and Several Liability.

i.	Notwithstanding anything in this Agreement or any other Transaction Document to the contrary, each Credit Party hereby accepts joint and several liability hereunder and under the other Transaction Documents in consideration of the financial accommodations to be provided by Lender under this Agreement and the other Transaction Documents, for the mutual benefit, directly and indirectly, of each Credit Party and in consideration of the undertakings of the other Credit Parties to accept joint and several liability for the Obligations. Each Credit Party, jointly and severally, hereby irrevocably and unconditionally accepts, not merely as a surety but also as a co-debtor, joint and several liability with the other Credit Parties, with respect to the payment and performance of all of the Obligations (including, without limitation, any Obligations arising under this Section 11(o)), it being the intention of the parties hereto that all of the Obligations shall be the joint and several obligations of each Credit Party without preferences or distinction among them. If and to the extent that any Credit Party shall fail to make any payment with respect to any of the Obligations as and when due or to perform any of the Obligations in accordance with the terms thereof, then in each such event, the other Credit Parties will make such payment with respect to, or perform, such Obligation. Subject to the terms and conditions hereof, the Obligations of each Credit Party under the provisions of this Section 11(o) constitute the absolute and unconditional, full recourse Obligations of each Credit Party, enforceable against each such person to the full extent of its properties and assets, irrespective of the validity, regularity or enforceability of this Agreement, the other Transaction Documents or any other circumstances whatsoever.

ii.	The provisions of this Section 11(o) are made for the benefit of Lender and its successors and assigns, and may be enforced by them from time to time against any or all of Credit Parties as often as occasion therefor may arise and without requirement on the part of Lender or such successors or assigns first to marshal any of its or their claims or to exercise any of its or their rights against any of Credit Parties or to exhaust any remedies available to it or them against any of the other Credit Parties or to resort to any other source or means of obtaining payment of any of the Obligations hereunder or to elect any other remedy. The provisions of this Section 11(o) shall remain in effect until all of the Obligations shall have been paid in full or otherwise fully satisfied.

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iii.	No Credit Party will exercise any rights that it may now or hereafter acquire against any other Credit Party or any guarantor that arise from the existence, payment, performance or enforcement of such person’s obligations under this Agreement, including any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of Lender against any other Credit Party or any guarantor or any Collateral, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including the right to take or receive from any other Credit Party or any guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security solely on account of such claim, remedy or right.

iv.	Except as otherwise expressly provided in this Agreement, each Credit Party hereby waives notice of acceptance of its joint and several liability, notice of any Notes issued under or pursuant to this Agreement, notice of the occurrence of any Event of Default or of any demand for any payment under this Agreement or the Notes, notice of any action at any time taken or omitted by Lender under or in respect of any of the Obligations, any requirement of diligence or to mitigate damages and, generally, to the extent permitted by applicable law, all demands, notices and other formalities of every kind in connection with this Agreement (except as otherwise provided in this Agreement or any other Transaction Document). Each Credit Party hereby assents to, and waives notice of, any extension or postponement of the time for the payment of any of the Obligations, the acceptance of any payment of any of the Obligations, the acceptance of any partial payment thereon, any waiver, consent or other action or acquiescence by Lender at any time or times in respect of any default by any Credit Party in the performance or satisfaction of any term, covenant, condition or provision of this Agreement, any and all other indulgences whatsoever by Lender in respect of any of the Obligations, and the taking, addition, substitution or release, in whole or in part, at any time or times, of any security for any of the Obligations or the addition, substitution or release, in whole or in part, of any Credit Party. Without limiting the generality of the foregoing, each Credit Party assents to any other action or delay in acting or failure to act on the part of Lender with respect to the failure by any Credit Party to comply with any of its respective Obligations, including, without limitation, any failure strictly or diligently to assert any right or to pursue any remedy or to comply fully with applicable laws or regulations thereunder, which might, but for the provisions of this Section 11(o) afford grounds for terminating, discharging or relieving any Credit Party, in whole or in part, from any of its Obligations under this Section 11(o) or otherwise, it being the intention of each Credit Party that, so long as any of the Obligations hereunder remain unsatisfied, the Obligations of each Credit Party under this Section 11(o) and otherwise under this Agreement shall not be discharged except by performance and then only to the extent of such performance. The Obligations of each Credit Party under this Section 11(o) and otherwise under this Agreement shall not be diminished or rendered unenforceable by any winding up, reorganization, arrangement, liquidation, reconstruction or similar proceeding with respect to any other Credit Party or Lender.

v.	Each Credit Party represents and warrants to Lender that such Person is currently informed of the financial condition of each Credit Party and of all other circumstances which a diligent inquiry would reveal and which bear upon the risk of nonpayment of the Obligations. Each Credit Party further represents and warrants to Lender that such Person has read and understands the terms and conditions of the Transaction Documents. Each Credit Party hereby covenants that such person will continue to keep informed of each Credit Party’s financial condition and of all other circumstances which bear upon the risk of nonpayment or nonperformance of the Obligations.

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12.          Payments. All payments made by any Credit Party under this Agreement or any other Transaction Document will be made free and clear of, and without deduction or withholding for, any Taxes, except as otherwise required by applicable law, and in the event any deduction or withholding of Taxes is required, the applicable Credit Party shall make the requisite withholding, promptly pay over to the applicable governmental authority the withheld tax, and furnish to Lender as promptly as possible after the date the payment of any such Tax is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the Credit Parties. Furthermore, the Credit Parties agree to pay the full amount of such Indemnified Taxes and such additional amounts as may be necessary so that every payment of all amounts due under this Agreement, any note, or Transaction Document, including any amount paid pursuant to this Section 12 after withholding or deduction for or on account of any Indemnified Taxes, will not be less than the amount provided for herein. The Credit Parties will promptly pay any Other Taxes or reimburse Lender for such Other Taxes upon Lender’s demand. The Credit Parties shall jointly and severally indemnify each Indemnified Person (defined below) (collectively a "Tax Indemnitee") for the full amount of Indemnified Taxes arising in connection with this Agreement or any other Transaction Document or breach thereof by any Credit Party (including any Indemnified Taxes imposed or asserted on, or attributable to, amounts payable under this Section 12) imposed on, or paid by, such Tax Indemnitee and all reasonable costs and expenses related thereto (including fees and disbursements of attorneys and other tax professionals), as and when they are incurred and irrespective of whether suit is brought, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant governmental authority (other than Indemnified Taxes and additional amounts that a court of competent jurisdiction finally determines to have resulted from the gross negligence or willful misconduct of such Tax Indemnitee). The obligations of the Credit Parties under this Section 12 shall survive the termination of this Agreement and the repayment of the Obligations. As used herein: (a) “Taxes” means any taxes, levies, imposts, duties, fees, assessments or other charges of whatever nature now or hereafter imposed by any jurisdiction or by any political subdivision or taxing authority thereof or therein, and all interest, penalties or similar liabilities with respect thereto, (b) “Indemnified Taxes” means, (i) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by, or on account of any obligation of, any Credit Party under any Loan Document, and (ii) to the extent not otherwise described in the foregoing clause (i), Other Taxes, (c) “Other Taxes” means all present or future stamp, court, excise, value added, or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Transaction Document, (d) “Excluded Taxes” means (i) any tax imposed on the net income or net profits of Lender imposed by the jurisdiction (or by any political subdivision or taxing authority thereof) in which Lender is organized or the jurisdiction (or by any political subdivision or taxing authority thereof) in which Lender’s principal office is located in or as a result of a present or former connection between Lender and the jurisdiction or taxing authority imposing the tax (other than any such connection arising solely from Lender having executed, delivered or performed its obligations or received payment under, or enforced its rights or remedies under this Agreement or any other Transaction Document), and (ii) any United States federal withholding taxes imposed under FATCA, and (e) “FATCA” means Sections 1471 through 1474 of the Internal Revenue Code (“IRC”), as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), and (i) any current or future regulations or official interpretations thereof, (ii) any agreements entered into pursuant to Section 1471(b)(1) of the IRC, and (iii) any intergovernmental agreement entered into by the United States (or any fiscal or regulatory legislation, rules, or practices adopted pursuant to any such intergovernmental agreement entered into in connection therewith).

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13.          Indemnification. Borrower shall pay, indemnify, defend, and hold Lender and Lender’s affiliates, officers, directors, employees, attorneys, and agents (each, an “Indemnified Person”) harmless (to the fullest extent permitted by law) from and against any and all claims, demands, suits, actions, investigations, proceedings, liabilities, fines, costs, penalties, and damages, and all reasonable fees and disbursements of attorneys, experts, or consultants and all other costs and expenses actually incurred in connection therewith or in connection with the enforcement of this indemnification (as and when they are incurred and irrespective of whether suit is brought), at any time asserted against, imposed upon, or incurred by any of them (a) in connection with or as a result of or related to the execution and delivery, enforcement, performance, or administration (including any restructuring or workout with respect hereto) of this Agreement, any of the other Transaction Documents, or the transactions contemplated hereby or thereby or the monitoring of Credit Parties’ and their Subsidiaries’ compliance with the terms of the Transaction Documents, and (b) with respect to any actual or prospective investigation, litigation, or proceeding related to this Agreement, any other Transaction Document, the making of any Loans, or the use of the proceeds of the Loans provided hereunder (irrespective of whether any Indemnified Person is a party thereto), or any act, omission, event, or circumstance in any manner related thereto (each and all of the foregoing, the “Indemnified Liabilities”). The foregoing to the contrary notwithstanding, Borrower shall not have any obligation to any Indemnified Person under this Section 13 with respect to any Indemnified Liability that a court of competent jurisdiction finally determines to have resulted from the gross negligence or willful misconduct of such Indemnified Person or its officers, directors, employees, attorneys, or agents. This provision shall survive the termination of this Agreement and the repayment in full of the Obligations. If any Indemnified Person makes any payment to any other Indemnified Person with respect to an Indemnified Liability as to which Borrower was required to indemnify the Indemnified Person receiving such payment, the Indemnified Person making such payment is entitled to be indemnified and reimbursed by Borrower with respect thereto. WITHOUT LIMITATION, THE FOREGOING INDEMNITY SHALL APPLY TO EACH INDEMNIFIED PERSON WITH RESPECT TO INDEMNIFIED LIABILITIES WHICH IN WHOLE OR IN PART ARE CAUSED BY OR ARISE OUT OF ANY NEGLIGENT ACT OR OMISSION OF SUCH INDEMNIFIED PERSON OR OF ANY OTHER PERSON.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have executed or caused to be executed this Agreement with full power and authority to do so effective as of the date first written above.

BORROWER:

ROSETTA GENOMICS INC.

By:	/s/ Kenneth A. Berlin
Name:	Kenneth A. Berlin
Title:	Chief Executive Officer and President

LENDER:

GENOPTIX, INC.

By:	/s/ Mark E. Spring
Name:	Mark E. Spring
Title:	Chief Financial Officer, Secretary and Treasurer

[Signature Page to Loan and Security Agreement]

GUARANTORS:

ROSETTA GENOMICS, LTD.

By:	/s/ Kenneth A. Berlin
Name:	Kenneth A. Berlin
Title:	Chief Executive Officer and President

MINUET DIAGNOSTICS, INC.

By:	/s/ Kenneth A. Berlin
Name:	Kenneth A. Berlin
Title:	Chief Executive Officer and President

CYNOGEN INC.

By:	/s/ Kenneth A. Berlin
Name:	Kenneth A. Berlin
Title:	Chief Executive Officer and President

[Signature Page to Loan and Security Agreement]

EXHIBIT A

FORM OF SENIOR SECURED NOTE

SENIOR SECURED NOTE

Issuance Date: December 14, 2017	Original Principal Amount: U.S. $1,800,000.00

FOR VALUE RECEIVED, ROSETTA GENOMICS INC. (the “Borrower”) hereby promises to pay to GENOPTIX, INC., or its successors or assigns (the “Holder”) (a) the amount set out above as the Original Principal Amount, or so much thereof as may be advanced and be outstanding from time to time, plus (b) all accrued interest on the Loans advanced and be outstanding from time to time and evidenced by this Senior Secured Note, in each case in accordance with the terms of the Loan and Security Agreement (defined below).

This Senior Secured Note (this “Note”) is one of the Notes issued pursuant to that certain Loan and Security Agreement, dated as of December 14, 2017, by and among Borrower, as borrower, the guarantors party thereto, and Holder, as lender (as may be amended, restated, supplemented or otherwise modified from time to time, the “Loan and Security Agreement”). All capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Loan and Security Agreement. This Note is secured by the Collateral described in and pursuant to the Loan and Security Agreement, and reference is made thereto for a statement of terms and provisions of such collateral security, a description of the Collateral and the rights of Holder in respect thereof.

Borrower promises to pay principal on the Loan evidenced by this Senior Secured Note and all interest accrued on the unpaid principal amount, at such interest rates and at such times as provided in the Loan and Security Agreement. Immediately upon the occurrence and continuance of an Event of Default, such unpaid amount will bear interest computed at the Default Rate.

All payments with respect to this Note are to be made in lawful money of the United States of America to Holder at 2131 Faraday Avenue, Carlsbad, CA 92008, or at such other place as the Holder shall have designated by written notice to Borrower.

The Holder may offer, sell, assign or transfer this Note to any party without notice to, or the consent of, Borrower.

In no event shall Holder be entitled to interest exceeding the maximum rate permitted by law. If any excess of interest is provided for or shall be adjudicated to be so provided for in this Note, then in such event: (i) the provisions of this paragraph shall govern and control; (ii) Borrower shall not be obligated to pay the amount of such interest to the extent that it is in excess of the maximum amount permitted by law, and the same shall be construed as a mutual mistake of the parties; and (iii) any such excess which may have been collected or attributed shall be subtracted from the then unpaid principal amount hereof.

1

This Note is registered as to both principal and any stated interest with Borrower, and transfer of this Note may be effected only by surrender of the old instrument and either the reissuance by Borrower of the old instrument to the new holder or the issuance by Borrower of a new instrument to the new holder.  The foregoing requirements are intended to result in this Note being in “registered form” within the meaning of U.S. Treasury Regulations Section 1.871-14(c) and Sections 163(f), 871(h) and 881(c) of the Internal Revenue Code of 1986, as amended, and shall be interpreted and applied in a manner consistent therewith.  This Note is a registered Note and, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered Holder hereof or such Holder’s attorney duly authorized in writing, a new Note for a like Principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, Lender and Borrower may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and neither Lender nor Borrower will not be affected by any notice to the contrary.

This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note and all disputes arising hereunder shall be governed by, the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Borrower (a) agrees that any legal action or proceeding with respect to this Note or any other agreement, document, or other instrument executed in connection herewith, shall be brought in the United States District Court sitting in the Southern District of New York or the courts of the state of New York located in New York County, (b) irrevocably and unconditionally consents and submits, for itself and its property, to the exclusive jurisdiction of such aforementioned courts, (c) irrevocably waives any objections which it may now or hereafter have to the venue of any suit, action or proceeding arising out of or relating to this Note, or any other agreement, document, or other instrument executed in connection herewith, brought in the aforementioned courts, and (d) further irrevocably waives any claim that any such suit, action, or proceeding brought in any such aforementioned court has been brought in an inconvenient forum. BORROWER HEREBY ACKNOWLEDGES THAT ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND THEREFORE HEREBY INTENTIONALLY, UNCONDITIONALLY AND IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY SUCH DISPUTE

THIS NOTE SHALL BE SUBJECT TO THE PROVISIONS REGARDING JUDICIAL REFERENCE SET FORTH IN SECTION 11(c)(iii) OF THE LOAN AND SECURITY AGREEMENT, AND SUCH PROVISIONS ARE INCORPORATED HEREIN BY THIS REFERENCE, MUTATIS MUTANDIS.

THIS NOTE SHALL BE SUBJECT TO THE PROVISIONS REGARDING JOINT AND SEVERAL LIABILITY SET FORTH IN SECTION 11(o) OF THE LOAN AND SECURITY AGREEMENT, AND SUCH PROVISIONS ARE INCORPORATED HEREIN BY THIS REFERENCE, MUTATIS MUTANDIS.

Borrower shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as Holder may reasonably request in order to carry out the intent and accomplish the purposes of this Note and the Loan and Security Agreement and the consummation of the transactions contemplated hereby and thereby.

[Signature Page Follows]

2

IN WITNESS WHEREOF, Borrower has caused this Note to be duly executed as of the date set out above.

ROSETTA GENOMICS INC.

By:
Name:
Title:

EXHIBIT B

COPYRIGHT SECURITY AGREEMENT

This COPYRIGHT SECURITY AGREEMENT (this “Copyright Security Agreement”) is made this ___ day of ___________, 20__, by and among ______ (collectively, jointly and severally, “Grantors” and each individually “Grantor”), and GENOPTIX, INC. (“Grantee”).

WITNESSETH:

WHEREAS, pursuant to that certain Loan and Security Agreement dated as of ___________ __, 2017 (as amended, restated, supplemented, or otherwise modified from time to time, the “Loan Agreement”) by and among Rosetta Genomics Inc., as borrower (“Borrower”), Rosetta Genomics, Ltd., Minuet Diagnostics, Inc., and CynoGen Inc., as guarantors, and Grantee, Grantee has agreed to make certain financial accommodations available to Borrower pursuant to the terms and conditions thereof; and

WHEREAS, Grantee is willing to make the financial accommodations to Borrower as provided for in the Loan Agreement, but only upon the condition, among others, that the Grantors shall have executed and delivered to Grantee, this Copyright Security Agreement;

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Grantor hereby agrees as follows:

1.           DEFINED TERMS. All initially capitalized terms used but not otherwise defined herein have the meanings given to them in the Loan Agreement.

2.           GRANT OF SECURITY INTEREST IN COPYRIGHT COLLATERAL. Each Grantor hereby unconditionally grants, assigns, and pledges to Grantee, to secure the Secured Obligations, a continuing security interest (referred to in this Copyright Security Agreement as the “Security Interest”) in all of such Grantor’s right, title and interest in and to the following, whether now owned or hereafter acquired or arising (collectively, the “Copyright Collateral”):

(a)         all of such Grantor’s Copyrights and Copyright License Agreement to which it is a party including those referred to on Schedule I;

(b)         all renewals or extensions of the foregoing; and

(c)          all products and proceeds of the foregoing, including any claim by such Grantor against third parties for past, present or future infringement of any Copyright or any Copyright exclusively licensed under any License Agreement, including the right to receive damages, or the right to receive license fees, royalties, and other compensation under any Copyright License Agreement.

3.            SECURITY FOR SECURED OBLIGATIONS. This Copyright Security Agreement and the Security Interest created hereby secures the payment and performance of the obligations of Grantor under the Loan Agreement (“Secured Obligations”), whether now existing or arising hereafter. Without limiting the generality of the foregoing, this Copyright Security Agreement secures the payment of all amounts which constitute part of the Secured Obligations and would be owed by Grantors, or any of them, to Grantee, whether or not they are unenforceable or not allowable due to the existence of an insolvency proceeding involving any Grantor.

4.            SECURITY AGREEMENT. The Security Interest granted pursuant to this Copyright Security Agreement is granted in conjunction with the security interests granted to Grantee, pursuant to the Loan Agreement. Each Grantor hereby acknowledges and affirms that the rights and remedies of Grantee with respect to the Security Interest in the Copyright Collateral made and granted hereby are more fully set forth in the Loan Agreement, the terms and provisions of which are incorporated by reference herein as if fully set forth herein. To the extent there is any inconsistency between this Copyright Security Agreement and the Loan Agreement, the Loan Agreement shall control.

5.            AUTHORIZATION TO SUPPLEMENT. If any Grantor shall obtain rights to any new copyright application or issued copyright or become entitled to the benefit of any copyright application or copyright for any divisional, continuation, continuation-in-part, reissue, or reexamination of any existing copyright or copyright application, the provisions of this Copyright Security Agreement shall automatically apply thereto. Grantors shall give prompt notice in writing to Grantee with respect to any such new copyrights. Without limiting Grantors’ obligations under this Section, Grantors hereby authorize Grantee unilaterally to modify this Copyright Security Agreement by amending Schedule I to include any such new copyrights of each Grantor. Notwithstanding the foregoing, no failure to so modify this Copyright Security Agreement or amend Schedule I shall in any way affect, invalidate or detract from Grantee’s continuing security interest in all Collateral, whether or not listed on Schedule I.

6.            COUNTERPARTS. This Copyright Security Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Copyright Security Agreement. Delivery of an executed counterpart of this Copyright Security Agreement by facsimile or other electronic method of transmission shall be equally as effective as delivery of an original executed counterpart of this Copyright Security Agreement. Any party delivering an executed counterpart of this Copyright Security Agreement by facsimile or other electronic method of transmission also shall deliver an original executed counterpart of this Copyright Security Agreement but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Copyright Security Agreement.

7.            CHOICE OF LAW AND VENUE, JURY TRIAL WAIVER, AND JUDICIAL REFERENCE PROVISION. THIS COPYRIGHT SECURITY AGREEMENT SHALL BE SUBJECT TO THE PROVISIONS REGARDING CHOICE OF LAW AND VENUE, JURY TRIAL WAIVER, AND JUDICIAL REFERENCE SET FORTH IN SECTION 11 OF THE LOAN AGREEMENT, AND SUCH PROVISIONS ARE INCORPORATED HEREIN BY THIS REFERENCE, MUTATIS MUTANDIS.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Copyright Security Agreement to be executed and delivered as of the day and year first above written.

GRANTORS:	ROSETTA GENOMICS INC.

By:
Name:
Title:

ROSETTA GENOMICS, LTD.

By:
Name:
Title:

MINUET DIAGNOSTICS, INC.

By:
Name:
Title:

CYNOGEN INC.

By:
Name:
Title:

[SIGNATURE PAGE TO PATENT SECURITY AGREEMENT]

GRANTEE:	GENOPTIX, INC.

By:
Name:
Title:

EXHIBIT C

PATENT SECURITY AGREEMENT

This PATENT SECURITY AGREEMENT (this “Patent Security Agreement”) is made this ___ day of ___________, 20__, by and among ____ (collectively, jointly and severally, “Grantors” and each individually “Grantor”), and GENOPTIX, INC. (“Grantee”).

W I T N E S S E T H:

WHEREAS, pursuant to that certain Loan and Security Agreement dated as of ___________ __, 2017 (as amended, restated, supplemented, or otherwise modified from time to time, the “Loan Agreement”) by and among Rosetta Genomics Inc., as borrower (“Borrower”), Rosetta Genomics, Ltd., Minuet Diagnostics, Inc., and CynoGen Inc., as guarantors, and Grantee, Grantee has agreed to make certain financial accommodations available to Borrower pursuant to the terms and conditions thereof; and

WHEREAS, Grantee is willing to make the financial accommodations to Borrower as provided for in the Loan Agreement, but only upon the condition, among others, that the Grantors shall have executed and delivered to Grantee, this Patent Security Agreement;

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Grantor hereby agrees as follows:

1.        DEFINED TERMS. All initially capitalized terms used but not otherwise defined herein have the meanings given to them in the Loan Agreement.

2.        GRANT OF SECURITY INTEREST IN PATENT COLLATERAL. Each Grantor hereby unconditionally grants, assigns, and pledges to Grantee a continuing security interest (referred to in this Patent Security Agreement as the “Security Interest”) in all of such Grantor’s right, title and interest in and to the following, whether now owned or possessed or hereafter acquired or arising (collectively, the “Patent Collateral”):

(a)       all patents and patent applications owned or exclusively licensed to such Grantor, including those referred to on Schedule I, and all divisionals, continuations, continuations-in-part, reissues, reexaminations, or extensions of the foregoing (collectively, “Patents”); and

(b)       all products and proceeds of the foregoing, including any claim by such Grantor against third parties for past, present or future infringement of any Patents, including the right to receive damages and right to receive license fees, royalties, and other compensation under such Patents.

Notwithstanding the foregoing, in no event shall the Patent Collateral include any Excluded Property.

3.       SECURITY FOR SECURED OBLIGATIONS. This Patent Security Agreement and the Security Interest created hereby secures the payment and performance of the obligations of Grantor under the Loan Agreement (“Secured Obligations”), whether now existing or arising hereafter. Without limiting the generality of the foregoing, this Patent Security Agreement secures the payment of all amounts which constitute part of the Secured Obligations and would be owed by Grantors, or any of them, to Grantee, whether or not they are unenforceable or not allowable due to the existence of an insolvency proceeding involving any Grantor.

4.        SECURITY AGREEMENT. The Security Interest granted pursuant to this Patent Security Agreement is granted in conjunction with the security interests granted to Grantee, pursuant to the Loan Agreement. Each Grantor hereby acknowledges and affirms that the rights and remedies of Grantee with respect to the Security Interest in the Patent Collateral made and granted hereby are more fully set forth in the Loan Agreement, the terms and provisions of which are incorporated by reference herein as if fully set forth herein. To the extent there is any inconsistency between this Patent Security Agreement and the Loan Agreement, the Loan Agreement shall control.

5.        AUTHORIZATION TO SUPPLEMENT. If any Grantor shall obtain rights to any new patent application or issued patent or become entitled to the benefit of any patent application or patent for any divisional, continuation, continuation-in-part, reissue, or reexamination of any existing patent or patent application, the provisions of this Patent Security Agreement shall automatically apply thereto. Grantors shall give prompt notice in writing to Grantee with respect to any such new patent rights. Without limiting Grantors’ obligations under this Section, Grantors hereby authorize Grantee unilaterally to modify this Patent Security Agreement by amending Schedule I to include any such new patent rights of each Grantor. Notwithstanding the foregoing, no failure to so modify this Patent Security Agreement or amend Schedule I shall in any way affect, invalidate or detract from Grantee’s continuing security interest in all Patent Collateral, whether or not listed on Schedule I.

6.        COUNTERPARTS. This Patent Security Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Patent Security Agreement. Delivery of an executed counterpart of this Patent Security Agreement by facsimile or other electronic method of transmission shall be equally as effective as delivery of an original executed counterpart of this Patent Security Agreement. Any party delivering an executed counterpart of this Patent Security Agreement by facsimile or other electronic method of transmission also shall deliver an original executed counterpart of this Patent Security Agreement but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Patent Security Agreement.

7.        CHOICE OF LAW AND VENUE, JURY TRIAL WAIVER, AND JUDICIAL REFERENCE PROVISION. THIS PATENT SECURITY AGREEMENT SHALL BE SUBJECT TO THE PROVISIONS REGARDING CHOICE OF LAW AND VENUE, JURY TRIAL WAIVER, AND JUDICIAL REFERENCE SET FORTH IN SECTION 11 OF THE LOAN AGREEMENT, AND SUCH PROVISIONS ARE INCORPORATED HEREIN BY THIS REFERENCE, MUTATIS MUTANDIS.

[signature page follows]

4

IN WITNESS WHEREOF, the parties hereto have caused this Patent Security Agreement to be executed and delivered as of the day and year first above written.

GRANTORS:	ROSETTA GENOMICS INC.

By:
Name:
Title:

ROSETTA GENOMICS, LTD.

By:
Name:
Title:

MINUET DIAGNOSTICS, INC.

By:
Name:
Title:

CYNOGEN INC.

By:
Name:
Title:

[SIGNATURE PAGE TO PATENT SECURITY AGREEMENT]

GRANTEE:	GENOPTIX, INC.

By:
Name:
Title:

[SIGNATURE PAGE TO PATENT SECURITY AGREEMENT]

SCHEDULE I
to
PATENT SECURITY AGREEMENT

Patents

Grantor	Country	Patent	Application/ Patent No.	Filing Date

EXHIBIT D

TRADEMARK SECURITY AGREEMENT

This TRADEMARK SECURITY AGREEMENT (this “Trademark Security Agreement”) is made this ___ day of ___________, 20__, by and among ______(collectively, jointly and severally, “Grantors” and each individually “Grantor”), and GENOPTIX, INC. (“Grantee”).

WITNESSETH:

WHEREAS, pursuant to that certain Loan and Security Agreement dated as of ___________ __, 2017 (as amended, restated, supplemented, or otherwise modified from time to time, the “Loan Agreement”) by and among Rosetta Genomics Inc., as borrower (“Borrower”), Rosetta Genomics, Ltd., Minuet Diagnostics, Inc., and CynoGen Inc., as guarantors, and Grantee, Grantee has agreed to make certain financial accommodations available to Borrower pursuant to the terms and conditions thereof; and

WHEREAS, Grantee is willing to make the financial accommodations to Borrower as provided for in the Loan Agreement, but only upon the condition, among others, that the Grantors shall have executed and delivered to Grantee, this Trademark Security Agreement;

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Grantor hereby agrees as follows:

1.         DEFINED TERMS. All initially capitalized terms used but not otherwise defined herein have the meanings given to them in the Loan Agreement.

2.         GRANT OF SECURITY INTEREST IN TRADEMARK COLLATERAL. Each Grantor hereby unconditionally grants, assigns, and pledges to Grantee, a continuing security interest (referred to in this Trademark Security Agreement as the “Security Interest”) in all of such Grantor’s right, title and interest in and to the following, whether now owned or hereafter acquired or arising (collectively, the “Trademark Collateral”):

(a)       all trademarks and services marks, including registered trademarks and service marks and applications for registration of trademarks or service marks, owned or exclusively licensed to such Grantor including those referred to on Schedule I (collectively, “Trademarks”);

(b)       all goodwill of the business connected with the use of, and symbolized by, each of the foregoing Trademarks; and

(c)       all products and proceeds of the foregoing, including any claim by such Grantor against third parties for past, present or future (i) infringement or dilution of any such Trademark, including right to receive any damages and right to receive license fees, royalties, and other compensation under such Trademarks, or (ii) injury to the goodwill associated with any Trademark.

Notwithstanding the foregoing, in no event shall the Trademark Collateral include any Excluded Property.

3.         SECURITY FOR SECURED OBLIGATIONS. This Trademark Security Agreement and the Security Interest created hereby secures the payment and performance of the obligations of Grantor under the Loan Agreement (“Secured Obligations”), whether now existing or arising hereafter. Without limiting the generality of the foregoing, this Trademark Security Agreement secures the payment of all amounts which constitute part of the Secured Obligations and would be owed by Grantors, or any of them, to Grantee, whether or not they are unenforceable or not allowable due to the existence of an insolvency proceeding involving any Grantor.

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4.        SECURITY AGREEMENT. The Security Interest granted pursuant to this Trademark Security Agreement is granted in conjunction with the security interests granted to Grantee pursuant to the Loan Agreement. Each Grantor hereby acknowledges and affirms that the rights and remedies of Grantee with respect to the Security Interest in the Trademark Collateral made and granted hereby are more fully set forth in the Loan Agreement, the terms and provisions of which are incorporated by reference herein as if fully set forth herein. To the extent there is any inconsistency between this Trademark Security Agreement and the Loan Agreement, the Loan Agreement shall control.

5.        AUTHORIZATION TO SUPPLEMENT. If any Grantor shall obtain rights to any new trademarks, the provisions of this Trademark Security Agreement shall automatically apply thereto. Grantors shall give prompt notice in writing to Grantee with respect to any such new trademarks or renewal or extension of any trademark registration. Without limiting Grantors’ obligations under this Section, Grantors hereby authorize Grantee unilaterally to modify this Trademark Security Agreement by amending Schedule I to include any such new trademark rights of each Grantor. Notwithstanding the foregoing, no failure to so modify this Trademark Security Agreement or amend Schedule I shall in any way affect, invalidate or detract from Grantee’s continuing security interest in all Trademark Collateral, whether or not listed on Schedule I.

6.        COUNTERPARTS. This Trademark Security Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Trademark Security Agreement. Delivery of an executed counterpart of this Trademark Security Agreement by facsimile or other electronic method of transmission shall be equally as effective as delivery of an original executed counterpart of this Trademark Security Agreement. Any party delivering an executed counterpart of this Trademark Security Agreement by facsimile or other electronic method of transmission also shall deliver an original executed counterpart of this Trademark Security Agreement but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Trademark Security Agreement.

7.        CHOICE OF LAW AND VENUE, JURY TRIAL WAIVER, AND JUDICIAL REFERENCE PROVISION. THIS TRADEMARK SECURITY AGREEMENT SHALL BE SUBJECT TO THE PROVISIONS REGARDING CHOICE OF LAW AND VENUE, JURY TRIAL WAIVER, AND JUDICIAL REFERENCE SET FORTH IN SECTION 11 OF THE LOAN AGREEMENT, AND SUCH PROVISIONS ARE INCORPORATED HEREIN BY THIS REFERENCE, MUTATIS MUTANDIS.

[signature page follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Trademark Security Agreement to be executed and delivered as of the day and year first above written.

GRANTORS:	ROSETTA GENOMICS INC.

By:
Name:
Title:

ROSETTA GENOMICS, LTD.

By:
Name:
Title:

MINUET DIAGNOSTICS, INC.

By:
Name:
Title:

CYNOGEN INC.

By:
Name:
Title:

[SIGNATURE PAGE TO PATENT SECURITY AGREEMENT]

GRANTEE:	GENOPTIX, INC.

By:
Name:
Title:

SCHEDULE I
to
TRADEMARK SECURITY AGREEMENT

Trademark Registrations/Applications

Grantor	Country	Mark	Application/ Registration No.	App/Reg Date

EXHIBIT E

[SEE ATTACHED]

EXHIBIT F-1

PLEDGE AGREEMENT

THIS PLEDGE AGREEMENT (this “Agreement”) is made and entered into effective as of ____________, 2017, by, and between:

Rosetta Genomics Ltd., a company registered with the Israeli Registrar of Companies, company number ___________ with principal offices at _______________________________ (the “Guarantor”); and

GenOptix, Inc., a company incorporated under the laws of the State of _____________ (the “Lender”), with principle offices at _____________________, USA.

Recitals

WHEREAS the Guarantor has guaranteed certain obligations owing to the Lender as evidenced by a certain Loan and Security Agreement of even date herewith (as amended, restated and supplemented from time to time, the “Loan Agreement”), among the Credit Parties, on the one hand, and the Lender, on the other hand, pursuant to which the Lender has agreed to make available to Rosetta Genomics Inc., a subsidiary of the Guarantor, secured term loans upon and subject to the terms and conditions hereof and thereof; and

WHEREAS it is a condition precedent to the obligations of the Lender under the Loan Agreement that as security for said financing and the Guarantor’s Obligations under the Loan Agreement, the Guarantor shall execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the foregoing and in further consideration of the mutual covenants herein contained and for good and valuable consideration, the receipt of which is hereby acknowledged, Lender and the Guarantor hereby agree as follows:

1.       Definitions. All capitalized terms used herein without definition shall have the meanings ascribed to them in the Loan Agreement.

2.       Grant of Pledges. To secure the timely payment and performance by the Guarantor of all the Secured Obligations to the Lender under the Transaction Documents, without limitation in amount, the Guarantor hereby grants to the Lender, and according to the terms and conditions of the Loan Agreement, a continuing security interest in and to, a fixed and floating charge over, a lien upon and a right of set-off against Guarantor’s right, title and interest of whatsoever kind and nature in and to the Collateral now existing or hereafter arising or acquired, including, without limitation, the following:

(a)       all Accounts, Deposit Accounts, Instruments, Documents, Chattel Paper (whether Tangible Chattel Paper or Electronic Chattel Paper), Goods (including Inventory, Equipment, Fixtures and Motor Vehicles), Money, Payment Intangibles, Software, customer lists and other General Intangibles and all Letter-of-Credit Rights;

(b)       the shares of common stock and preferred stock of, or partnership, membership and other ownership interests, now or hereafter owned by each Credit Party and all certificates evidencing the same (collectively, the “Pledged Equity”), together with, in each case, all shares, securities, monies or property representing a dividend on any of the Pledged Equity, or representing a distribution or return of capital upon or in respect of the Pledged Equity, or resulting from a split up, revision, reclassification or other like change of the Pledged Equity or otherwise received in exchange therefor, and any subscription warrants, rights or options issued to the holders of, or otherwise in respect of, the Pledged Equity;

(c)       all Investment Property, Financial Assets and Securities Accounts not covered by the foregoing clauses (a) and (b);

(d)       all intellectual property and rights therein, including, without limitation, copyrights (whether or not registered), trademarks (whether or not registered and including all goodwill), patents, trade secrets, data rights, proprietary information, and applications to register any of the foregoing (collectively, “Intellectual Property”), and licenses or similar rights in any Intellectual Property granted by or to any Credit Party (collectively, “License Agreements”) but excluding the IIA Excluded IP;

(e)       all commercial tort claims, including those set forth on Schedule 3 attached hereto;

(f)       all other tangible and intangible property of each Credit Party, including, without limitation, all books, correspondence, credit files, records, invoices, tapes, cards, computer runs and other papers and documents in the possession or under the control of each Credit Party or any computer bureau or service company from time to time acting for any Credit Party; and

(g)       all Proceeds and products in whatever form of all or any part of the Collateral, including, without limitation, all rents, profits, income and benefits, all proceeds of any sale, lease, disposition or other transfer of the Collateral, all proceeds of any tort claims in connection therewith, all proceeds of insurance and all condemnation awards and all other compensation for any event of loss with respect to all or any part of the Collateral (together with all rights to recover and proceed with respect to the same), and all additions and accessions to, substitutions for and replacements of all or any part of the Collateral.

The assets subject to the fixed and floating charges as set forth herein are together referred to herein as the “Charged Assets.” Notwithstanding the foregoing, in no event shall the Charged Assets include any Excluded Property.

3.       Covenants of the Guarantor. In addition to the representations and warranties set forth in the Loan Agreement, the Guarantor hereby represents and warrants to, and covenants and agrees with Lender that:

3.1       The Guarantor will reasonably defend the Charged Assets against all claims and demands of all persons at any time claiming any interest in the Charged Assets.

3.2       The Guarantor will use commercially reasonable efforts to keep the Charged Assets free from any claim, security interest, lien or encumbrance (that is pari passu or senior to the Loans) of any person or entity other than Lender or as otherwise permitted in the Transaction Documents.

3.3       The Guarantor will do or cause to be done all things reasonably necessary to maintain the charges and pledges granted herein as duly perfected charges and pledges on the Charged Assets.

3.4       Other than the charges granted to Lender, neither the Charged Assets nor any portion thereof is subject to any Liens or encumbrances of any kind or nature whatsoever.

4.       Events of Default. Subject to the applicable cure period (if applicable) set forth in the Loan Agreement, upon the occurrence and during the continuance of an Event of Default, Lender shall have, in addition to all other applicable rights and remedies contained in the Loan Agreement, at law or in equity, all of the rights and remedies of a lender under the laws of the State of Israel, all of which shall be cumulative to the extent permitted by law, including without limitation the right to realize the charges and pledges hereunder in accordance with the applicable law and such governmental consents as may be necessary. At any time after the occurrence and during the continuance of an Event of Default, the Guarantor shall in a reasoably prompt manner, pay all of Lender’s reasonable attorneys’ fees and expenses in connection with the enforcement of any rights of Lender under this Agreement and the Loan Agreement or the rights of Lender in the Charged Assets, and all such fees and expenses shall be secured by the charges and pledges over the Charged Assets created herein.

5.       Continuing and Release of Pledges. This Agreement shall create continuing charges and pledges over the Charged Assets, and shall (i) remain in full force and effect until all of the Obligations are satisfied in full in accordance with the Loan Agreement (other than inchoate indemnity obligations), whereas upon such termination the security interests granted hereby shall also terminate and all rights to the Charged Assets shall revert to the Guarantor; (ii) be binding upon the Guarantor, its successors and permitted assigns; and (iii) inure to the benefit of the Lender and its respective successors and permitted transferees and assigns to the extent permitted by applicable law and the Loan Documents. Immediately following the repayment in full of Obligations in accordance with the Loan Agreement (by the Guarantor or any other entity, if permitted under the Loan Agreement), the charges and pledges granted hereunder and under other Loan Documents shall be released and revoked and the Lender shall promptly execute, at the Guarantor’s expense, and deliver to the Guarantor such documents or forms as are required to evidence such termination and the removal of the charges from the Israeli Registrar of Companies, the Israeli Registrar of Pledges, and any other relevant registry, in Israel or outside Israel.

6.       The Guarantor Remains Liable. Anything herein to the contrary notwithstanding: (a) the Guarantor shall remain liable under any contracts and agreements related to the Charged Assets to the extent set forth therein to perform all of its duties and obligations thereunder to the same extent as if this Agreement had not been executed; (b) the exercise by the Lender of any of the rights hereunder shall not release the Guarantor from any of its duties or obligations under the contracts and agreements included in the Charged Assets; and (c) the Lender shall not have any obligation or liability under any contracts and agreements included in and/or applicable to the Charged Assets by reason of this Agreement (except to the extent that the Lender enforces its rights in the framework of such contracts and agreements, in which case the Lender shall be liable for the consequences of its gross negligence and willful misconduct), nor shall the Lender be obligated to perform any of the obligations or duties of the Guarantor thereunder or to take any action to collect or enforce any claim for payment assigned hereunder. Notwithstanding the preceding sentence, the Guarantor acknowledges and agrees that it shall comply at all times with the terms and conditions of this Agreement and of the Loan Agreement.

7.       Termination. This Agreement shall terminate upon the indefeasible payment in full of the Obligations, unless terminated earlier by the Lender by written notification to the Guarantor.

8.       Reserved.

9.       Miscellaneous.

9.1       This Agreement and any other instruments and documents executed and delivered pursuant to this Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of the parties.

9.2       All notices, requests, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be given (i) to Lender in accordance with the notice instructions for Parent (as defined in the Merger Agreement) pursuant to Section 7.9 of the Merger Agreement and (b) to the Guarantor in accordance with the notice instructions for the Company (as defined in the Merger Agreement) pursuant to Section 7.9 of the Merger Agreement.

9.3       No delay or omission on the part of a party in the exercise of any right or remedy shall operate as a waiver thereof, and no single or partial exercise by a party of any right or remedy shall preclude any other or further exercise thereof or the exercise of any other right or remedy.

9.4       This Agreement may be modified or amended only by a written agreement executed by the parties.

9.5       This Agreement shall be governed, exclusively, by the internal laws of the State of Israel without resort to conflicts of law provisions, and the laws of any other jurisdiction shall not apply. The parties hereby agree to the exclusive jurisdiction of the courts of Tel Aviv-Jaffa, Israel in connection herewith.

9.6       The invalidity or unenforceability of any one or more provisions of this Agreement shall not affect the remaining provisions hereof, which shall remain in full force and effect.

9.7       This Agreement may be executed in any number of counterparts, each of which shall constitute an original instrument and all of which together shall constitute one and the same instrument. This Agreement may be delivered by telecopier or other facsimile transmission with the same force and effect as if the same were a fully executed and delivered original manual counterpart, provided however, such party shall expeditious thereafter deliver fully executed original signatures to each of the other parties.

9.8       To the extent required, this Agreement may be translated into Hebrew for the sole purposes of the registration and filing of this Agreement with the Israeli Registrar of Companies and/or any other relevant Israeli official registrations. In the event that a Hebrew version of this Agreement is filed with any regulatory or governmental agency, including the Israeli Registrar of Companies, then whether or not such Hebrew version is signed by the parties, such Hebrew version shall be considered solely a convenience translation and shall have no binding effect, as between the parties and with respect to any third party. The English version shall be the only binding version of this Agreement, and in the event of any contradiction or inconsistency between the meaning of the English version and the meaning of the Hebrew version, the Hebrew version shall be disregarded, shall have no binding effect and shall have no impact on the interpretation of this Agreement.

[Signature Page Follows]

[Signature Page to Pledge Agreement]

IN WITNESS WHEREOF, each of the parties has executed this Agreement by its duly authorized representative as of the date first above written.

GUARANTOR

ROSETTA GENOMICS, LTD.

Name:
Title:

LENDER

GENOPTIX, Inc.

Name:
Title:

EXHIBIT F-2

מניות, ניירות ערך, כספים או נכסים המהווים דיבידנד על ההון המשועבד, או אשר מהווים חלוקה או החזר הון בגין כל או חלק מההון המשועבד, או שהתקבלו כתוצאה מאיחוד, חלוקה, שינוי, הגדרה מחדש או שינויים דומים בהון המשועבד או שהתקבלו בגינו, וכן כל אופציות או זכויות שהוקצו למחזיקי ההון המשועבד או בגינו ;

2.3 כל נכסי ההשקעה, נכסים פיננסיים וחשבונות ניירות הערך אשר לא נופלים בגדר סעיפים 2.1 ו2.2 לעיל;

2.4 כל הקניין הרוחני והזכויות בו, לרבות, זכויות יוצרים (רשומות או לא רשומות), סימני מסחר (רשומים או לא רשומים, כולל מוניטין), פטנטים, סודות מסחריים, זכויות מידע, ידע קנייני, ובקשות לרישום הנכסים האמורים (יחד "**קניין רוחני**"), וכן רשיונות וזכויות דומות לקניין רוחני שניתנו על ידי או לצד לווה (יחד : "**הסכמי רשיון**"), להוציא את נכסי רשות החדשנות המוחרגים ;

2.5 כל התביעות הנזיקיות המסחריות, לרבות אלה המנויות בנספח 3 להסכם ההלוואה ;

2.6 כל הנכסים המוחשיים והבלתי מוחשיים של כל צד לווה, לרבות ספרים, תכתובות, תיקי אשראי, רישומים, קבלות, קלטות, כרטיסים, תדפיסי מחשב ומסמכים הנמצאים ברשות או בשליטת כל צד לווה או כל לשכה ממוחשבת או חברת שירותים אשר פועלות בשם או בעבור צד לווה כלשהו ;

2.7 כל הכספים והמוצרים מכל סוג שהוא או כל חלק מנכסי הערבון, לרבות, דמי שכירות, רווחים, הכנסות וזכויות, תקבולים מכל מכירה, השכרה, חלוקה או העברה אחרת של נכסי הערבון, תקבולים מתביעות נזיקיות בקשר עם נכסי הערבון, תשלומים מביטוח וכל פיצוי אחר בגין קרות אירוע הפסדי בקשר עם כל או חלק מנכסי הערבון, וכל תוספות וצרופות, תחליפים והחלפות של כל או חלק מנכסי הערבון.

הנכסים הכפופים לשעבודים הקבועים והצפים המנויים לעיל יכונו יחד בהסכם שעבוד זה "**הנכסים המשועבדים**". מובהר כי הנכסים המשועבדים לא יכללו את הנכסים המוחרגים.

3. **התחייבויות הערב.** נוסף על ההצהרות וההתחייבויות הקבועות בהסכם ההלוואה, הערב מצהיר ומתחייב בזאת, ומסכים עם המלווה כי :

3.1 הערב יגן באופן סביר על כל הנכסים המשועבדים מכל תביעה או דרישה של כל צד ג' אשר יטען במועד כלשהו לזכות כלשהי בנכסים המשועבדים ;

3.2 הערב יעשה מאמצים סבירים מבחינה מסחרית לשמור על הנכסים המשועבדים נקיים מכל תביעה, זכות צד ג', עיקול או שעבוד (אשר הינו בעל עדיפות או שווה ערך מבחינת קדימות להלוואה) של כל אדם טבעי או משפטי למעט המלווה, ולמעט כל חריג אחר שהותר במסמכי ההלוואה.

3.3 הערב יבצע את כל הפעולות הנחוצות באופן סביר כדי לשכלל ולתחזק את השעבודים המוקנים בהסכם שעבוד זה ביחס לנכסים המשועבדים, או ידאג לכך שיבוצעו ;

3.4 למעט השעבודים המוקנים למלווה, הנכסים המשועבדים, או חלק מהם, אינם כפופים לכל עיקול או זכות צד ג' מכל סוג שהוא.

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4. **אירוע הפרה.** בכפוף להוראות בגין מתן תקופות תיקון (ככל שרלוונטי) הקבועות בהסכם ההלוואה, עם קרות אירוע הפרה וכל עוד הוא נמשך, המלווה יהא זכאי, נוסף על כל זכות וסעד אחרים העומדים לו מכוח הסכם ההלוואה, על פי דין או על פי כלל היושר, לכל הזכויות והסעדים העומדים למלווה לפי דיני מדינת ישראל. סעדים וזכויות אלו יהיו במצטבר כמותר על פי דין, לרבות וללא הגבלה הזכות לממש את השעבודים לפי הסכם שעבוד זה בהתאם לדין החל ולאישורים רגולטוריים כפי שיידרשו. לאחר התקיימותו של אירוע הפרה ובמהלך התמשכותו, ישלם הערב מיד את כל ההוצאות המשפטיות ושכר הטרחה הסביר של עורכי דינו של המלווה בקשר לאכיפת זכויות המלווה לפי הסכם זה ולפי הסכם ההלוואה או בקשר לאכיפת זכויות המלווה בנכסים המשועבדים. כל ההוצאות והתשלומים הנ"ל יובטחו על ידי השעבודים שהוטלו על הנכסים המשועבדים לפי הסכם שעבוד זה.

5. **התמשכות השעבודים והסרתם.** הסכם זה ייצור שעבודים מתמשכים על הנכסים המשועבדים וכן: (i) ישאר בתוקף מלא עד לביצוע מלא וסופי של התחייבויות הלווים בהתאם להסכם ההלוואה (למעט התחייבויות חדשות לשיפוי); במועד זה יפקעו הזכויות המוקנות למלווה בנכסים המשועבדים על פי הסכם שעבוד זה, וכל הזכויות בנכסים המשועבדים ישובו לערב; (ii) יחול על הערב, יורשיו ונמחיו המותרים; (iii) יזכו את המלווה ויורשיו, נעבריו ונמחיו המותרים, בהתאמה, במידה המותרת על פי דין ובהתאם להוראות מסמכי ההלוואה. מיד לאחר פרעון כל התחייבויות הלווים על פי הסכם ההלוואה (על ידי הערב או כל אדם אחר, אם הסכם ההלוואה מתיר להם לפרוע את ההתחייבויות כאמור), יוסרו ויבוטלו השעבודים שהוענקו בהסכם שעבוד זה ובמסמכי ההלוואה, והמלווה יחתום מיד, על חשבון הערב, על כל מסמך או טופס הנדרשים כדי להעיד על סיום השעבודים ועל הסרתם ממרשם רשם החברות הישראלי, מרשם רשם המשכונות ומכל מרשם רלוונטי אחר, בישראל או מחוצה לה.

6. **הערב נושא באחריות.** על אף כל הוראה אחרת בהסכם שעבוד זה: (א) הערב יישא באחריות על פי כל חוזה או הסכם בקשר לנכסים המשועבדים, על פי הוראותיהם, לביצוע כל התחייבויותיו כאמור באותם הסכמים, כאילו הסכם זה לא נחתם; (ב) מימוש על ידי המלווה של זכות מזכויותיו לפי הסכם שעבוד זה, לא יפטור את הערב מאף אחת מהתחייבויותיו על פי החוזים וההסכמים הכלולים בנכסים המשועבדים; וכן (ג) למלווה לא תהא התחייבות או חבות כלשהי מכוח הסכם או חוזה כשלהו אשר מכוח הסכם זה, נכללו בנכסים המשועבדים או חל עליהם (להוציא אכיפה של המלווה את זכויותיו במסגרת הסכם או חוזה כאמור, ובמקרה כזה יחוב המלווה בנזקים שגרם במכוון או ברשלנות רבתי), והמלווה לא יהא מחוייב לבצע אף אחת מהתחייבויותיו של הערב במסגרת הסכם או חוזה כאמור, או לנקוט צעד כלשהו על מנת לגבות או לאכוף תביעה כלשהי לתשלום המומחית בהסכם זה. על אף האמור לעיל, הערב מצהיר ומתחייב לציית בכל עת להוראותיו ותנאיו של הסכם זה ולהוראות ותנאי הסכם ההלוואה.

7. **סיום**. הסכם זה יסתיים במועד התשלום הסופי והמלא של ההתחייבויות, וזאת אלא אם כן יסיימו המלווה במועד מוקדם יותר, בהודעה בכתב לערב.

8. **שמור**.

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9. שונות.

9.1 הסכם זה וכל מסמך אחר שנחתם במסגרתו, יחייבו גם את היורשים והנמחים המותרים של הצדדים ו/או יזכו אותם, על פי המקרה..

9.2 כל הודעה, בקשה, דרישה או תכתובת אחרת המותרת או נדרשת במסגרת הסכם זה תהא בכתב ותימסר (א) למלווה – בהתאם להוראות המנויות בסעיף 7.9 להסכם המיזוג לצורך מתן הודעות לחברת האם, (ב) לערב - בהתאם להוראות המנויות בסעיף 7.9 להסכם המיזוג לצורך מתן הודעות לחברה.

9.3 עיכוב או מחדל של אחד הצדדים במימוש זכות או סעד לא יהוו ויתור על הזכות או הסעד כאמור, ומימוש במקרה מסוים או מימוש חלקי של זכות או סעד על ידי אחד הצדדים לא ישלול מימוש אותו סעד או אותה זכות במקרה אחר או בעתיד לגבי אותו מקרה, או מימוש של כל זכות או סעד אחרים.

9.4 שינוי או תיקון של הסכם זה יהיו חסרי תוקף אלא אם כן הצדדים הסכימו להם בכתב והוסיפו את חתימתם.

9.5 על הסכם זה יחולו, באופן בלעדי, דיני מדינת ישראל, להוציא הוראות ברירת הדין, ולא יחול כל דין אחר. הצדדים מסכימים בזאת כי לבתי המשפט בתל אביב-יפו, ישראל תהא סמכות שיפוט בלעדית ביחס להסכם זה.

9.6 אי תוקף או אי אכיפות של הוראה מהוראות הסכם זה לא תפגע בהוראות הנותרות בהסכם זה, וכל ההוראות הנותרות יעמדו במלוא תוקפן.

9.7 ניתן לחתום על הסכם זה במספר עותקים, אשר כל אחד מהם יהווה מסמך מקורי וכולם יחד יהוו מסמך אחד ויחיד. עותק שיועבר בפקסימיליה או באמצעי העברה אלקטרוניים אחרים יהא בעל אותו תוקף כאילו היה עותק מקורי שנחתם והועבר ידנית, ובלבד שהצד החותם יעביר בלא דיחוי חתימות מקוריות מלאות לכל יתר הצדדים.

9.8 במידת הצורך, ניתן לתרגם הסכם זה לעברית אך ורק לצורך הגשתו לרשם החברות הישראלי ו/או כל מרשם ישראלי רשמי אחר ורישומו באותו מרשם. אם נוסח עברי של ההסכם יוגש לגוף רגולטורי או ממשלתי בישראל, לרבות רשם החברות הישראלי, אזי נוסח עברי זה, בין אם הוא חתום על ידי הצדדים ובין אם לאו, ייחשב אך ורק כתרגום לצורך נוחות ולא יהיה לו תוקף מחייב בין הצדדים לבין עצמם או ביחס לצדדים שלישיים. הנוסח בשפה האנגלית יהא הנוסח המחייב היחיד של הסכם זה, ובמקרה של סתירה בין משמעות הנוסח בשפה האנגלית לבין משמעות הנוסח העברי, יש להתעלם מן הנוסח העברי, ולא יהיו לו כל תוקף מחייב והוא לא ישפיע על פרשנותו של הסכם זה.

[עמוד חתימות מצורף בהמשך]

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